8/16

06016367

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Reliance Energy Limited

*CURRENT ADDRESS: Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
India

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 3 0 2006
THOMSON FINANCIAL

FILE NO. 82- 35008 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/16/06

Annexure 2a

Reliance Energy

RECEIVED
2006 AUG 16 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

17th July 2006

Shri S. Subramaniam
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No : 2272 3121

BSE Scrip Code: 500390

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No : 2659 8237 / 38

NSE Symbol: REL

Dear Sir,

Sub: **Amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited**

With reference to your letters No.**DCS/SMG/HKK/2006/500390** dated **14th March, 2006 (letter of BSE)** and no.**NSE/LIST/20970-D** dated **16th March, 2006 (letter of NSE)** granting your **approval** under Clause 24(f) of the Listing Agreement (copy enclosed for your ready reference – **Annexure "A"**), **we** wish to inform you that:

1. **The** High Court of Judicature at Bombay vide its order dated 23rd June, 2006 sanctioned the Scheme of Amalgamation and Arrangement between Reliance Energy Ventures Limited **(the** "Transferor Company"), Reliance Energy Limited (the "Transferee Company") and their **respective** Shareholders and Creditors ("Scheme").

2. Upon filing of the said order with the Registrar of Companies, Maharashtra, Mumbai, the **Scheme** has become effective on 17th July, 2006.

3. Authenticated copies of the Order of the High Court along with the forms filed with the **office of** ROC are enclosed for your kind perusal and records (Annexures **"B"** and **"C"**).

4. In accordance with the Scheme, Reliance Energy Limited (REL) is required to issue **and allot** its fully paid up Equity Shares of Rs.10 (Rupees ten) each, in the ratio of 7.5 (seven and half) **Equity** Shares of REL for every 100 (One Hundred) equity shares of the face value of Rs.10 **(Rupees** ten) each held by the shareholders in Reliance Energy Ventures Limited (REVL).

5. In terms of Clause 16 of the Listing Agreement, **the Register of Members (equity shareholders) and transfer book of REVL will be closed from Tuesday, the 1st August, 2006 to Saturday, the 5th August, 2006 (both days inclusive)** for the purpose of determining the persons who will be entitled to the Equity Shares to be issued and allotted by REL in the aforesaid ratio, **in terms of** the Scheme.

6. The Equity Shares so allotted, shall be entitled for full dividend, if any, declared by REL **for the** financial year 2006-2007.

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.......17/7/06

...2/-

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

7. The equity share certificates of REVL will not be called back for exchange with REL's share certificates and the equity share certificates issued by REVL will cease to be tradeable or negotiable on and from the commencement of the said book closure or such other earlier date as may be fixed by the Stock Exchange in this regard.

8. On and from the close of the above period of Book Closure, shares of REVL shall cease to be listed and shall automatically stand cancelled pursuant to the dissolution without winding up of REVL in accordance with the Scheme

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

c.c. : National Securities Depository Ltd.,
Central Depository Services (India) Ltd.,

Annexure 4

Reliance Energy
A Dhirubhai Ambani Enterprise

RECEIVED
2006 AUG 16 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

SE/

11th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Department
1st Floor, Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38

Dear Sirs,

Sub: Audited Financial Results for the year ended 31st March, 2006.

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, the 19th April, 2006, inter alia, to consider and take on record the Audited Financial Results of the Company for the year ended 31s March, 2006 and to recommend dividend, if any.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Annexure 5

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

SE/
12th July, 2006

Shri S. Subramanian
DCS-CRD
Bombay Stock Exchange Limited
Corporate Relationship Department
1st Floor, Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/3121/3719
BSE Scrip Code : 500390

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended 30th June , 2006

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, the 19th July, 2006, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended 30th June, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

ANNEXURE - 7

RELIANCE Energy
Anil Dhirubhai Ambani Group

RECEIVED
2006 AUG 16 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

19th July, 2006

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai - 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN...
DATE... 20/7/06 15:59

Dear Sir,

Sub: Unaudited Financial Results (Provisional) for the quarter ended 30th June, 2006.

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose three copies of the Unaudited Financial Results (Provisional) for the quarter ended 30th June, 2006, which were approved by the Board of Directors at their meeting held on 19th July, 2006.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

A media release being issued is also enclosed.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE ENERGY REPORTS NET PROFIT OF Rs 177 CRORE (US$ 38 MILLION) FOR THE QUARTER - AN INCREASE OF 13%

TOTAL INCOME OF Rs 1,326 CRORE (US$ 288 MILLION) FOR THE QUARTER, AN INCREASE OF 22%

CASH PROFIT OF Rs 238 CRORE (US$ 52 MILLION) FOR THE QUARTER

NET WORTH OF Rs 8,042 CRORE (US$ 1.7 BILLION)

EPC ORDER BOOK POSITION AT Rs 3,350 CRORE (US$ 727 MILLION)

Mumbai, 19th July 2006: Reliance Energy Limited (REL) today announced its unaudited financial results for the quarter ended 30th June 2006. The performance highlights are:

- Net Profit of Rs 177 crore (US$ 38 million) for the quarter ended 30th June, 2006, against Rs 157 crore in the corresponding previous period, an increase of 13%
- Total Income of Rs 1,326 crore (US$ 288 million) for the quarter ended 30th June, 2006, against Rs 1,084 crore in the corresponding previous period
- Cash Profit of Rs 238 crore (US$ 52 million) for the quarter ended 30th June, 2006
- Annualised Cash Earnings Per Share (Cash EPS) of Rs 45 (US$ 1.0), for the quarter ended 30th June, 2006
- Annualised Earnings Per Share (EPS) of Rs 33.3 (US$ 0.7), for the quarter ended 30th June, 2006

Net worth:

As on 30th June 2006, the net worth of the company has increased to Rs 8,042 crore (US$ 1.8 billion). The Company ranks among the top Indian private sector companies in terms of net worth.

Credit Rating:

The Company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

Management Discussion and Analysis:

Energy Sales:

The Company's aggregate revenues from energy sales during the quarter ended 30th June 2006 was Rs 918 crore (US$ 199 million) against Rs 783 crore in the corresponding previous period, an increase of 17%.

The aggregate sales of electrical energy were 2,229 million units during the period under review, an increase of 3.4% over the corresponding previous period.

During the period under review, the consumer base in Mumbai Supply area increased by about 0.3 lakh to 25.2 lakh consumers.

Power Generation:

(i) Dahanu Thermal Power Station

During the period under review, the Company's Dahanu Thermal Power Station (DTPS) operated at a Plant Load Factor (PLF) of 104.3% against the PLF of 102.9% achieved during the corresponding previous period.

(ii) Samalkot Power Station, Andhra Pradesh:

The Samalkot Power Plant operated at a Plant Load Factor (PLF) of 51.3%, against the PLF of 55.9% achieved during the corresponding previous period. The lower PLF was mainly on account of lower availability of gas.

(iii) Goa Power Station:

The Goa Power Station maintained a Plant Load Factor (PLF) of 98.1% during the period under review.

(iv) Wind Farm Power Project

The Wind farm operated at a Plant Load Factor (PLF) of 30.9%, against the PLF of 31.4 during the corresponding previous period.

Power Purchased:

During the period under review, the Company purchased 1,148 million units of electrical energy from external sources, which is higher by 8% compared to the off-take in the corresponding previous period.

The cost of energy purchased increased by 14% to Rs 314 crore (US$ 68 million) during the period under review.

Financial Review:

The total sales of electrical energy during the quarter ended 30th June, 2006 was Rs 918 crore (US$ 199 million), against Rs 783 crore in the corresponding previous period, an increase of 17%.

The turnover of the EPC and Contracts Division for the Quarter ended 30th June, 2006, was Rs 237 crore (US$ 52 million), against Rs 166 crore in the corresponding previous period. The Division had an order book position of about Rs 3,350 crore (US$ 727 million) as on 31st March 2006.

Other Income for the period under review was Rs 171 crore (US$ 37 million), an increase of 26%, mainly representing interest income.

During the period under review, the total income of the Company was Rs 1,326 crore (US$ 288 million), against Rs 1,084 crore in the corresponding previous period.

The company's Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) increased to Rs 305 crore (US$ 66 million), against Rs 296 crore in the corresponding previous period, an increase of 3%.

The company's EBITDA margin during the quarter ended 30th June, 2006 works out to 23.0%.

Interest expenditure was Rs 46 crore (US$ 10 million), which was more than offset by higher other income of Rs 171 crore.

Depreciation was at Rs 62 crore (US$ 13 million) as against Rs 82 crore for the corresponding previous period.

The corporate tax liability, including the deferred taxes, for the period under review was Rs 20 crore (US$ 4.3 million), as against Rs 15 crore in the corresponding previous period.

Net profit for the quarter ended 30th June, 2006, recorded an increase of 13% to Rs 177 crore (US$ 38 million) from Rs 157 crore in the corresponding previous period.

Amalgamation of Reliance Energy Ventures Ltd:

The amalgamation of Reliance Energy Ventures Ltd. (REVL) with the Company has become effective on 17th July, 2006.

The Register of Members (equity shareholders) and transfer books of REVL will be closed from 1st August, 2006 to 5th August, 2006 (both days inclusive) for the purpose of determining the persons who will be entitled to the equity shares to be issued and allotted by the Company, in terms of the Scheme.

Background

Reliance Energy

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility group, with aggregate estimated group revenues of Rs 10,500 crore (US$ 2.3 billion), and total assets of Rs 10,800 crore (US$ 2.4 billion).

The group distributes nearly 21 billion units of power to over 5 million consumers in Mumbai, Delhi, Orissa and Goa, across an area covering 1,24,300 sq. kms.

Reliance Energy generates 941 MW of power, through its power plants located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is ranked amongst India's top listed private companies in terms of all major financial parameters, including assets, sales, profits and market capitalisation.

RELIANCE Energy

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center,Santa Cruz (East),Mumbai 400 055.

Website:www.rel.co.in

Unaudited Financial Results for the Quarter ended 30th June, 2006

(Rs.in crore)

Sr. No.	Particulars	Quarter ended 30-06-2006	Quarter ended 30-06-2005	Year ended 31-3-2006
1	Net Sales of Electrical Energy	917.58	782.64	3,179.04
2	Income from EPC and Contracts	237.27	166.44	840.03
3	Other Income	171.12	135.36	588.81
		1,325.97	1,084.44	4,607.88
4	Total Expenditure			
	(a) Cost of Electrical Energy purchased	313.71	275.31	1,087.56
	(b) Cost of Fuel	234.33	204.69	812.10
	(c) Tax on Electricity	31.44	29.01	114.00
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	191.22	133.53	608.61
	(e) Staff Cost	68.55	65.31	236.55
	(f) Other Expenses and Provisions	182.19	80.34	422.98
5	Interest and Finance Charges	45.93	43.32	195.98
6	Depreciation (See Note No 2)	61.89	81.72	348.63
7	Profit before Tax	196.71	171.21	781.47
8	Provision for Taxation :			
	Current Tax	25.50	12.90	85.62
	Deferred Tax	(6.15)	0.75	(39.33)
	Fringe Benefit Tax	0.75	0.90	4.29
	Tax adjustment for earlier years	0.00	0.03	80.55
9	Profit after Tax	176.61	156.63	650.34
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	212.36	195.36	212.36
11	Reserves including Statutory Reserves excluding Revaluation Reserves			6820.51
12	Earnings per share (On Net Profit)(* not annualised)			
	- Basic (Rs.)	8.32 *	8.16 *	32.70
	- Diluted (Rs.)	8.14 *	7.64 *	31.46
13	Aggregate of Non-Promoter Share Holding -			
	- No.of Shares	98,984,388	92,514,064	98,984,388
	-Percentage of Share holding	46.62	47.36	46.62
	Interim dividend for the period (exclusive of dividend tax)		20.41	

RELIANCE Energy

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center,Santa Cruz (East),Mumbai 400 055.

Website:www.rel.co.in

Segment-wise Revenue,Results and Capital Employed

(Rs.in crore)

Particulars	Quarter ended		Year ended
	30-06-2006	30-06-2005	31-3-2006
1.Segment Revenue			
(Net Sales/Income)			
- Electrical Energy	934.04	790.90	3,249.96
- EPC and Contracts	242.18	167.62	865.45
- Others	0.17	0.50	5.15
Gross Turnover	1,176.39	959.02	4,120.56
Less:Inter Segment Revenue	0.30	-	0.15
Net Turnover	1,176.09	959.02	4,120.41
2.Segment Results			
Profit before Tax and Interest from each segment :			
- Electrical Energy	132.96	77.98	363.71
- EPC and Contracts	15.13	11.92	121.56
- Others	(0.01)	0.20	3.58
Total Segment Results	148.08	90.10	488.85
- Interest and Finance Expense	(45.93)	(43.32)	(195.98)
- Interest Income	148.11	112.51	462.96
- Other un-allocable Income net off expenditure	(53.55)	11.92	25.65
Profit before Tax	196.71	171.21	781.47
3.Capital Employed			
- Electrical Energy	3,158.76	2,871.59	3,066.09
- EPC and Contracts	266.93	367.90	360.75
- Others	2.12	(0.45)	2.19
Total Segment Capital Employed	3,427.81	3,239.04	3,429.03

Notes:

1. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated 31st May, 2004 as under:

   i. The total liability for the financial years 1998 - 99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit & Loss Account up to 31st March, 2005.

   ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from 1st April, 2004 till the date of payment. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay.

   b. The Hon'ble High Court of Bombay has disposed of both the petitions, the petition filed by TPC and the petition filed by the Company, by holding that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity. In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

   c. The Company's Special Leave Petitions against the interim and final orders of the Hon'ble High Court of Bombay have been admitted by the Hon'ble Supreme Court and TPC has also filed a Special Leave Petition before the Supreme Court challenging the final order passed by the Hon'ble Bombay High Court. The Hon'ble Supreme Court has since disposed of both the Special Leave Petitions with direction to TPC to file an appeal before the Appellate Tribunal for Electricity. TPC has since filed an appeal hearing of which has been completed by the Appellate Tribunal for Electricity and their judgement is awaited.

2. Depreciation for the current quarter is net of prior year adjustment aggregating Rs. 10.01 crore. Further the Company had revalued its Plant & Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount which was hitherto being withdrawn from the General Reserve is now withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. Pursuant to the Scheme of Amalgamation and Arrangement between Reliance Energy Ventures Limited ("REVL"), the Company and their respective Shareholders and creditors ("Scheme"), as sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 23rd June, 2006 ("Order"), REVL stands amalgamated with the Company with effect only from 17th July, 2006, the date on which the certified copies of the said Order were filed with Registrar of Companies (ROC), Maharashtra, Mumbai. In terms of the Scheme, the Appointed Date of Amalgamation is the effective date i.e. 17th July, 2006. Accordingly the Scheme has no impact on the accounts of the Company for the quarter ended 30th June, 2006.

4. Wage agreements with unionised employees and officers expired on 30th June, 2006 and 31st March, 2006 respectively. Negotiations with the unionised category are in progress for a settlement, which will be effective from 1st July, 2006. In respect of officers, pending settlement, a provision on an estimated basis has been made in the accounts for the quarter.

5. The Company, during the quarter ended 30th June, 2006 received 2 investor complaints and both were resolved. There were no complaints pending at the beginning of the quarter.

6. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 30th June, 2006 as per the listing agreements entered into with the stock exchanges in India.

7. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th July, 2006.

8. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th July, 2006

Anil D. Ambani
Chairman & Managing Director

Ack. copy

Annexure 8

Reliance Energy
A Dhirubhai Ambani Enterprise

RECEIVED
2006 AUG 16 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

NSEIL
17 APR 2006
Contents not Verified

12th April, 2006

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 31st March 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : As above

Reliance Energy Limited

Shareholding Pattern as on 31st March, 2006

(Pursuant to Clause 35 of the Listing Agreement)

	Category	No. of Shares held	Percentage of Shareholding
(A)	**Promoter's Holding**		
1.	**Promoters**		
	Indian Promoters		
	AAA Project Ventures Private Limited	10,416,000	4.91
	Reliance Energy Ventures Limited	90,924,824	42.82
	Foreign Promoters	-	0
2.	**Persons acting in concert**		
	Reliance Capital Limited	11,995,139	5.65
	Sub-Total	**113,335,963**	**53.38**
(B)	**Non-Promoters Holding**		
3.	**Institutional Investors**		
(a)	Mutual Funds :		
	Unit Trust of India	4,120,908	1.94
	Mutual Funds	1,672,645	0.79
	3(a)	**5,793,553**	**2.73**
(b)	Banks, Financial Institutions, Insurance Companies		
(i)	Central / State Government Institutions / Non-Government Institutions 3(b)(i)	1,600	-
(ii)	Banks 3(b)(ii)	892,020	0.42
(iii)	Financial Institutions / Insurance Companies :		
	Life Insurance Corporation of India	24,192,644	11.39
	The Oriental Insurance Company Limited	3,485,939	1.64
	The New India Assurance Company Limited	3,845,058	1.81
	National Insurance Company Limited	2,424,618	1.14
	General Insurance Corporation of India	2,875,487	1.35
	United India Insurance Company Limited	1,907,079	0.90
	IFCI Limited	50	0
	Industrial Development Bank of India	2,750	0
	3(b)(iii)	**38,733,625**	**18.24**
(c)	Foreign Institutional Investors (FIIs) :		
	J P Morgan Fleming asset Management (Europe) S.A.R.L. A/c Flagship Indian Investment Company (Mauritius) Limited	4,551,699	2.14
	Emerging Markets Growth Fund Inc	2,563,712	1.21
	Citigroup Global Markets Mauritius Private Limited	2,289,055	1.08
	Smallcap World Fund Inc	2,259,500	1.06
	The New Economy Fund	4,410,003	2.08
	Aranda Investments (Mauritius) Pte Limited	3,400,000	1.60
	Other Foreign Institutional Investors (FIIs)	14,840,468	6.99
	3(c)	**34,314,437**	**16.16**
	Sub-Total 3(a)+[3(b)(i)+(ii)+(iii)]+3(c)	**79,735,235**	**37.55**

4.	Others		
(a)	Private Corporate Bodies :		
	Other Corporate Bodies	1,547,613	0.73
(b)	Indian Public	12,288,330	5.79
(c)	NRIs / OCBs	432,132	0.20
(d)	Any other (please specify)		
(i)	Depositary for GDR Holders	4,672,606	2.20
(ii)	Shares in Transit	308,472	0.15
	Sub-Total [4(a+b+c+d(i+ii))]	**19,249,153**	**9.07**
	Grand Total	**212,320,361**	**100.00**

Notes:

1. Total Foreign Shareholdings comprising Non-Resident Indians (NRIs), Overseas Corporate Bodies (OCBs), Foreign Institutional Investors and Underlying Shares representing outstanding Global Depositary Receipts (GDRs) is 1,99,45,206 equity shares representing 9.39 % of equity share capital

2. Names, Number of shares held and percentage shareholding of all entities holding more than 1 per cent of the shares of the Company are given under each head.

3. A copy of this Statement of Shareholding Pattern is posted on the website of the Company.

Date:- 12th April,2006

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Annexure 9

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

RECEIVED 2006 AUG 16 A 9: OFFICE OF INTERNATIONAL CORPORATE FINANCE

100285

BOMBAY STOCK EXCHANGE LIMITED INWARD SECTION CONTENTS NOT VERIFIED SIGN... DATE...

VS Ack. Copies of SE letters

12th July 2006

The General Manager
The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

...idia Ltd.

Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 30th June 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th June 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

" ACK-COPY "

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY LIMITED

Scrip Code : 500390 | Quarter ended: 30th June 2006

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	8	113335863	102919813	54.29	53.38
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	8	113335863	102919813	54.29	53.38
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	8	113335863	102919813	54.29	53.38
(B)	Public Shareholding					
(1)	Institutions					
(a)	Mutual Funds /UTI	79	7479436	7471456	3.58	3.52
(b)	Financial Institutions/Banks	88	1299303	1291329	0.62	0.61
(c)	Central Government/State Governments	1	1600	0	0.00	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	9	39512898	39512798	18.93	18.61
(f)	Foreign Institutional Investors	134	31251213	31039659	14.97	14.72
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	311	79544450	79315242	38.10	37.46
(2)	Non-Institutions					
(a)	Bodies Corporate	2010	2246422	2168929	1.08	1.06
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	118459	12529297	9206398	6.00	5.90
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	29	627023	574401	0.30	0.30
(c)	Any Other (Specify)				0.00	0.00
1	NRIs/OCBs	2703	492208	369235	0.24	0.23
2	Pending Confirmation	0	553	0	0.00	0.00
	Sub -Total (B)(2)	123201	15895503	12318963	7.61	7.49
	Total Public Shareholding B=(B)(1)+(B)(2)	123512	95439953	91634205	45.71	44.95
	TOTAL (A) +(B)	123520	208775816	194554018	100.00	98.33
(C)	Shares held by Custodians and against which Depository Receipts have been issued	2	3544435	3544435	0.00	1.67
	GRAND TOTAL (A)+(B)+(C)	123522	212320251	198098453	100.00	100.00

For Reliance Energy Limited

Ramesh Shenoy

) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

r No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	RELIANCE ENERGY VENTURES LIMITED	9 09 24 724	42.82
2	RELIANCE CAPITAL LIMITED	1 19 95 139	5.65
3	AAA PROJECT VENTURES PRIVATE LIMITED	1 04 16 000	4.91
	TOTAL	**11 33 35 863**	**53.38**

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	24495269	11.54
2	JP MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L.A/C FLAGSHIP INDIAN INVESTMENT COMPANY (MAURITIUS) LIMITED	4800000	2.26
3	THE NEW ECONOMY FUND	4410003	2.08
4	THE NEW INDIA ASSURANCE COMPANY LIMITED	3918116	1.85
5	THE BANK OF NEW YORK	3544435	1.67
6	THE ORIENTAL INSURANCE COMPANY LIMITED	3435939	1.62
7	ARANDA INVESTMENTS (MAURITIUS) PTE LTD	3400000	1.60
8	GENERAL INSURANCE CORPORATION OF INDIA	3260770	1.54
9	NATIONAL INSURANCE COMPANY LTD	2424618	1.14
10	SMALLCAP WORLD FUND INC	2259500	1.06
	TOTAL	55948650	26.35

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	10416000	4.91
2	RELIANCE ENERGY VENTURES LIMITED	9750000	4.59
3	RELIANCE ENERGY VENTURES LIMITED	9306850	4.38
4	RELIANCE ENERGY VENTURES LIMITED	3650000	1.72
5	ARANDA INVESTMENTS (MAURITIUS) PTE LTD	3400000	1.60
6	NEW YORK LIFE INSURANCE COMPANY A/C NEW YORKLIFE INVESTMENT MANAGEMENT INDIA FUND II LLC	380000	0.18
7	GMO EMERGING MARKETS FUND	364911	0.17
8	JACOB BALLAS CAPITAL INDIA PRIVATE LIMITED	20000	0.01
9	PRESIDENT AND FELLOWS OF HARVARD COLLEGE-GMO	11657	0.01
10	COMMONFUND ASSET MANAGEMENT COMPANY,INC. A/CCOMMONFUND EMERGING MARKETS INVESTORS COMPANY	7432	0.00
	TOTAL	37306850	17.57

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDR		3544435	1.67
	TOTAL		3544435	1.67

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	ICICI	GDR	3544435	1.67
	TOTAL		3544435	1.67

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

ANNEXURE 10

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

1st August, 2006

Shri S. Subramaniam
DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone : 2272 1121/1122
Facsimile : 2272 2037/2039/2041/2061/3719

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th floor
Plot No.C/1, 'G' Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400051
Telephone : 2659 8235/36, 2659 8100/14
Facsimile : 2659 8237/38

Dear Sir,

Sub : **Scheduled Maintenance overhauling of Unit-1 of Dahanu Thermal Power Station**

The Company owns and operates a 500 MW Thermal Power Station at Dahanu in the Thane District of Maharashtra. The Dahanu Thermal Power Station consists of two units of 250 MW each and these units need to undergo periodic and statutory maintenance overhauling.

We propose to take one out of the two units of Dahanu Thermal Power Station for scheduled maintenance for a period of about 25 days starting 2nd August, 2006. Consequently, the unit taken for overhauling may not be in operation for this period.

This disclosure is made pursuant to Clause 36 of the Listing Agreement.

Please inform your members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group

Annexure 11

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

23rd June, 2006

Bombay Stock Exchange Limited	National Stock Exchange of India Ltd.
Corporate Relationship Dept.	Exchange Plaza, 5th Floor
1st Floor, New Trading Ring	Plot No.C/1, G Block
Rotunda Building, P J Towers	Bandra-Kurla Complex
Dalal Street, Fort	Bandra (East)
Mumbai 400 001	Mumbai 400 051
Telephone : 2272 1121-22	Telephone : 2659 8235/36,
2272 1234/33	2659 8100-8114, 2659 8452
Facsimile : 2272 3121/3122/2082	Facsimile : 2659 8237/38

Dear Sirs,

Sub: **Sanction of the Scheme of Amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited**

The Hon'ble High Court of Bombay today passed an order sanctioning the Scheme of Amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited..

Kindly bring the above disclosure to the information of your members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

ANNEXURE 12

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

SE/

26th May, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Department
1st Floor, Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121/ 1122
Facsimile : 2272 2037/2039/2041/2061/3719

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36, 2659 8100/14
Facsimile : 2659 8237/38

Dear Sirs,

Sub: Order of the Appellate Tribunal for Electricity in Rebate Petition

Since The Tata Power Company Limited (TPC) has begun supplying directly to retail consumers in Reliance Energy Limited's (REL)area of supply, in order to retain its consumer base, REL was constrained to give rebates to certain categories of consumers totaling to around Rs.350 crore over six years period.

On a complaint filed by TPC, Maharashtra Electricity Regulatory Commission (MERC) had passed an order in February 2004 holding that such rebates could not have been given by REL. On an appeal filed by REL, the Appellate Tribunal by its judgment of 22nd May 2006 has held that there is no bar in law against REL giving such rebates and set aside MERC's order.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

SE/

26th May, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Department
1st Floor, Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121/ 1122
Facsimile : 2272 2037/2039/2041/2061/3719

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36, 2659 8100/14
Facsimile : 2659 8237/38

Dear Sirs,

Sub: Order of the Appellate Tribunal for Electricity in License Petition

In a dispute application filed by Reliance Energy Limited (REL) with Maharashtra Electricity Regulatory Commission (MERC) that The Tata Power Company Limited (TPC) is giving supply to consumers in its area although they have no licence to do so, MERC had passed an order on 3rd July 2003 holding that though TPC had a licence to supply in retail under its regulatory power restrained TPC from supplying to consumers with maximum demand less than 1000 KVA in REL's area of supply.

On appeals filed by REL and TPC against the said order, the Appellate Tribunal for Electricity has passed an order holding that TPC does not have a licence to supply to consumers in retail in REL's area of supply.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Annexure 14

Bombay Stock Exchange Limited

BSE

The edge is efficiency

Corporate Announcements

Scrip Code:500390 **Company Name**:RELIANCE ENR

News Subject: Reliance Energy equity shareholders approve Scheme of Amalgamation

News Body: Reliance Energy Ltd has informed BSE that the equity shareholders of the Company at their Court Convened meeting held on April 26, 2006, have unanimously approved the merger of Reliance Energy Ventures Ltd with the Company.

RECEIVED
2006 AUG 16 A 9:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNEXURE 15

Reliance Energy

A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

SE/

4th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121/ 1122
Facsimile : 2272 2037/2039/2041/2061/3719

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36, 2659 8100/14
Facsimile : 2659 8237/38

Dear Sirs,

Sub : Notice for the Court Convened Meeting and Extraordinary General Meeting of the Equity Shareholders

We enclose herewith six copies each of the Notices both dated 24th March, 2006 issued to the Members of the Company for the Court Convened Meeting of the Equity Shareholders of the Company at 5.00 p.m. and the Extraordinary General Meeting of the Equity Shareholders of the Company at 7.00 p.m. on Wednesday, the 26th April, 2006 at Shri Bhaidas Maganlal Sabhagriha, U-1, Juhu Development Scheme, Vile Parle (West), Mumbai 400 056, to transact the business set out in the Notices.

Submitted for your kind information and record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

77999

ANNEXURE 15
1. Ack lm.

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

NSEIL
05 APR 2006
Contents not Verified

SE/

4th April, 2006

The General Manager
The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121/ 1122
Facsimile : 2272 2037/2039/2041/2061/3719

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36, 2659 8100/14
Facsimile : 2659 8237/38

Dear Sirs,

Sub: **Notice for the Court Convened Meeting of the Equity Shareholders**

We enclose herewith six copies of the Notice dated 24th March, 2006 issued to the Members of the Company for the Court Convened Meeting of the Equity Shareholders of the Company at 2.00 p.m. on Wednesday, the 26th April, 2006 at Shri Bhaidas Maganlal Sabhagriha, U-1, Juhu Development Scheme, Vile Parle (West), Mumbai 400 056, to transact the business set out in the Notice.

Submitted for your kind information and record.

Yours faithfully
For Reliance Energy Limited

Abhijit Banerjee
Dy. Company Secretary

ANNEXURE 16.

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

29th April, 2006

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra Kurla Complex
Bandra (E)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38

Dear Sirs,

Sub: **Certificate under 47(c) of the Listing Agreement**

In terms of Clause 47(c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period 1st October, 2005 to 31st March, 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648 Fax :91-022-2539 0292
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 604 ; email: sna@snaco.net

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Energy Limited** (the Company) and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from **1st October 2005** and ended on **31st March 2006;** out of **1,056** share certificates lodged for transfer, **945** share certificates were dispatched within one month from the date of lodgement for transfer. In the case of remaining 111 share certificates, the same were dispatched after one month from the date of lodgement but within thirty-five days, in terms of the policy prescribed by the Company by virtue of which, notice of lodgement of shares for transfer were sent to sellers in respect of shares lodged in excess of 1,000 equity shares.

In case of **382** share certificates received for split / consolidation / renewal / exchange, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange(s).

S. N. ANANTHASUBRAMANIAN & CO. COMPANY SECRETARIES CP No.1774 THANE

S. N. ANANTHASUBRAMANIAN
C. P. Number 1774
Place: Thane
Date: April 29, 2006

ANNEXURE M

(27) ACK. COPY

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

April 11, 2006

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st March, 2006**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st March 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : As above

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Energy Limited**

Quarter ending on: 31st March 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	NA	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	

Reliance Energy
A Dhirubhai Ambani Enterprise

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
issues, preferential issues etc.			
(E) Remuneration of Directors	49 (IV E)	NA	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date: 11th April 2006

ANNEXURE 18

July 4, 2006

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th June 2006.**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 30th June 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Energy Limited**

Quarter ending on: 30th June 2006.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes.	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D).	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Na	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	Yes	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	

V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date: 4th July 2006.

Disclaimer Clause:

'The information furnished above is certified by Reliance Energy Limited to be true, fair and accurate (except in respect of errors in or omissions from documents filed electronically that result solely from electronic transmission errors beyond our control and in respect of which we take corrective action as soon as it is reasonably practicable after becoming aware of the error or, the omission). SEBI, the Stock Exchanges or the NIC do not take any responsibility for the accuracy, validity, consistency and integrity of the data entered and updated by it.'

ANNEXURE 19

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

RECEIVED
2006 AUG 16 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CS/SE/761
20th April, 2005

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997

In compliance with the requirement specified in Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, we submit herewith the details of shareholdings as of 31st March, 2006 in the format specified for the purpose, duly filled in, with a request kindly to take the same on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : As above

Format for informing details of shareholding (obtained under Regulation 8(1) and 8(2) from acquirer(s) by Target Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the Target (Reporting) Company : **Reliance Energy Limited**

Date of Reporting :**March 31, 2006**

Names of the Stock Exchanges where shares of reporting company are listed : The Mumbai Stock Exchange, National Stock Exchange.
GDRs of the Company are listed on London Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights of person mentioned at (A) as informed under Regulation 8(1) to target company											
Names	**As on March 31, 2006**		**As on March 31, 2005**		**Changes, if any between (A) & (B)**		**As on Record date for dividend for 2005-2006**		**As on Record Date for for dividend for 2004-2005**		**Changes, if any between (D) & (E)**	
	No. of Shares	%	No. of Shares	%	Rs.	%	No. of Shares	% of cap	No. of Shares	% of cap	Rs.	%
	(A)		(B)		(C)		(D)		(E)		(F)	
Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Name of Promoter(s) or every person(s) having control over a Company and persons acting in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)							
	As on March 31, 2006 (A)		**As on March 31, 2005** (B)		**Changes if any between (A) & (B)** (C)	**As on Record date for dividend for 2005-2006** (D)	**As on Record date for dividend for 2004-2005** (E)	**Changes if any between (D) & (E)** (F)
1. Reliance Power Ventures Limited	-	0	6,58,89,240	35 51	(65,889,240)			
2. Reliance Industries Limited	-	0	15,51,649	0.84	(1551649)			
3. Reliance Industrial Investments and Holdings Limited	-	0	1,36,22,707	7.34	(13622707)	N A	N A	N A
4. AAA Project Ventures Private Limited	10,416,000	4.91	-	0	10,416,000			
5. Reliance Energy Ventures Limited	90,924,824	42.82	-	0	90,924,824			
6. Reliance Capital Limited	1,19,95,139	6.46	1,19,95,139	6.46	Nil			
Total	11,33,35,963	53.38	9,30,58,735	50.15	20,277,228			

Notes :
1. The per centage of shareholding is calculated based on the enhanced share capital arising out of allotment of equity shares on private placement basis as above.

Place: Mumbai

Date : 28th April, 2006

Annexure 20

Reliance Energy

A Dhirubhai Ambani Enterprise

Reliance Energy Limited

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

22nd June 2006

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 1234/33
Facsimile : 2272 3121/3122/2082

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

In compliance with the requirement specified in Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, we submit herewith the details of shareholdings as on 26th May, 2006 being the record date for the purpose of Dividend for the financial year 2005-06, in the format specified for the purpose, duly filled in, with a request kindly to take the same on your record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Format for informing details of shareholding (obtained under Regulation 8(1) and 8(2) from acquirer(s) by Target Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the Target (Reporting) Company : Reliance Energy Limited

Date of Reporting :May 26, 2006

Names of the Stock Exchanges where shares of reporting company are listed : Bombay Stock Exchange Limited, National Stock Exchange.
GDRs of the Company are listed on London Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Reg.8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights of person mentioned at (I) as informed under Regulation 8(1) to target company											
Names	As on March 31, 2006		As on March 31, 2005		Changes, if any between (A) & (B)		As on Record date for the current year i.e May 26, 2006		As on Record Date for for dividend for 2004-2005 i.e on May 31, 2005		Changes, if any between (D) & (E)	
	No. of Shares	%	No. of Shares	%	Rs.	%	No. of Shares	% of cap	No. of Shares	% of cap	Rs.	%
	(A)		(B)		(C)		(D)		(E)		(F)	
Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Reg.8(2)

Name of Promoter(s) / person(s) having control / persons acting in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)											
	As on March 31, 2006		As on March 31, 2005		Changes if any between (A) & (B)		As on Record date for the current year i.e May 26, 2006		As on Record date for the dividend for 2004-2005 i.e on May 31, 2005		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
(A) ADA Group												
1. AAA Project Ventures Private Limited							1,04,16,000	4.91	Nil		1,04,16,000	4.91
(B) RIL and associates												
1. Reliance Power Ventures Limited							Nil		7,56,39,240	38.73	(7,56,39,240) [1]	(38.73)
2. Reliance Industries Limited							Nil		15,51,649	0.79	(15,51,649) [1]	(0.79)
3. Reliance Industrial Investments and Holdings Limited							Nil		1,36,22,707	6.97	(1,36,22,707) [1]	(6.97)
(C) Reliance Energy Ventures Limited							9,09,24,724	42.82	Nil		9,09,24,724 [1]	42.82
(D) Persons acting in concert												
1. Reliance Capital Limited							1,19,95,139	5.65	1,19,95,139	6.14	Nil	Nil
Total							11,33,35,863	53.38	10,28,08,735	52.64	10,527,228	4.96 [2]

Notes :

(1) Reliance Power Ventures Limited and Reliance Industrial Investments and Holdings Limited sold their shareholdings to Reliance Industries Limited on 12th August, 2005 and 30th June, 2005 respectively. The Hon'ble High Court Of Judicature at Bombay (the High Court) vide Order dated 9th December, 2005 has sanctioned the Scheme of Arrangement (the Scheme) between Reliance Industries Limited (RIL) and amongst others Reliance Energy Ventures Limited (REVL) under Sections 391 to 394 of the Companies Act, 1956. The Scheme, inter alia, provides for transfer of a total number of 9,09,24,724 equity shares of face of Rs. 10 each (inclusive of 1,11,228 equity shares allotted on 5th August, 2005) in Reliance Energy Limited held by RIL to REVL.

(2) Based on the enhanced paid-up capital

Place: Mumbai

Date : June 22, 2006

ANNEXURE 21

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

SE/

27th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121/ 1122
Facsimile : 2272 2037/2039/2041/2061/3719

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36, 2659 8100/14
Facsimile : 2659 8237/38

Dear Sirs,

Sub: **Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended 31st March, 2006, received from M/s. Haribhakti & Co. Chartered Accounts, for your kind information and record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 5639 1101-5 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

MS-147/H-371/BB

The Board of Directors
Reliance Energy Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055.

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s.Reliance Energy Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited. for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2006**
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Energy Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311 Fax No.: 022 - 3009 9763
8	Email address	Ramesh.Shenoy@rel.co.in
9	Names of the Stock Exchanges where the company's securities are listed (as per annual report)	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	21 24 35 306	100.000
11	Listed Capital (Exchange - wise) *(as per company records)*	20 19 04 251	95.043
12	Held in dematerialised form in CDSL	37 16 061	01.749
13	Held in dematerialised form in NSDL	19 42 93 263	91.460
14	Physical	1 43 10 927	06.737
15	Total No. of Shares (12+13+14)	21 23 20 251	

HARIBHAKTI & CO. Chartered Accountants

16 Reasons for difference if any, between:

a) (10&11):	Due to allotment of Abeyance Shares, Forfeited Shares & Listing approval awaited
b) (10&15):	Due to allotment of Abeyance Shares & Forfeited Shares
c) (11&15):	Due to the Listing approval pending from stock exchanges.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
Allotment of Equity Shares on Conversion of Warrants	1,04,16,000	NO	NO	NO	NO	Awaiting for In-Principle Approval from BSE & NSE

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	22	2 127	Processed Under NOL
	45	2 276	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**67**	**4 403**	
Pending for more than 21 days	31	3 479	Non - receipt of Physical DRF & Share Certificates from DP.
Total	**31**	**3 479**	

HARIBHAKTI & CO. Chartered Accountants

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Ramesh Shenoy Tel. No.: 022 - 3009 9311 Fax. No.: 022 - 3009 9763
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 701, Raheja Centre 214, Nariman Point Mumbai - 400 021 Tel.: 022 30212800 - 801 Fax.: 022 22814834
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

HARIBHAKTI & CO. * Chartered Accountants *

For Haribhakti & Co.
Chartered Accountants

Bhupendra Bangari
Partner
M. No.: 42320

Place: Mumbai
Date : 12th April 2006

Annexure 22

100256

Reliance Energy
A Dhirubhai Ambani Enterprise

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

July 11, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Dear Sirs,

Sub: **Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended 30th June, 2006, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For **Reliance Energy Limited**

Ramesh Shenoy
Company Secretary

Encl: as above

ACK-COPY

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021 ✆ : 2287 1099 / 5639 1101 (3 LINES) VBH : 2287 1806 • FAX : 2285 6237
-21, BOMBAY MUTUAL CHAMBERS, AMBALAL DOSHI MARG, MUMBAI-400 001. ✆ : 5639 1106 / 5639 1107 (DIRECT) 2262 6345
X : 2265 6260 • E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

MS-147/H-575/BB

The Board of Directors
Reliance Energy Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s.Reliance Energy Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	June 30, 2005
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Energy Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311 Fax No.: 022 - 3009 9763
8	Email address	Ramesh.Shenoy@rel.co.in
9	Names of the Stock Exchanges where the company's securities are listed (as per annual report)	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	21 24 35 306	100.000
11	Listed Capital (Exchange - wise) *(as per company records)*	20 19 04 251	95.043
12	Held in dematerialised form in CDSL	28 03 311	01.320
13	Held in dematerialised form in NSDL	19 52 05 142	91.932
14	Physical	1 42 21 798	06.695
15	Total No. of Shares (12+13+14)	[illegible] 20 35 [illegible]	

Certified True Copy
For **Reliance Energy Limited**

Ramesh Shenoy
Vice President &

16 Reasons for difference if any, between:

a) (10&11):	Due to allotment of Abeyance Shares, Forfeited Shares & Listing approval awaited
b) (10&15):	Due to allotment of Abeyance Shares & Forfeited Shares
c) (11&15):	Due to the Listing approval pending from stock exchanges.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any: — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	20	2,809	Delay in Process
	1	50	Delay in receipt of Physial DRF & Share Certificates from DP
	35	1,985	Rejected since Physical DRF & Share Certificates not received from the DP within 30 days
Total	56	4,844	
Pending for more than 21 days	9	349	Non-reciept of Physical DRF & Share Certificates from DP
Total	9	349	

For **Reliance Energy Limited**

Ramesh Shenoy

22	Name, Telephone & Fax No. of the Compliance Officer of the Co	Shri Ramesh Shenoy Tel. No. 022 - 3009 9511 Fax. No.: 022 - 3009 9763
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 701, Raheja Centre 214, Nariman Point Mumbai - 400 021 Tel.: 022 30212800 - 801 Fax.: 022 22814834
24	Appointment of common agency for share registry work if yes (name & address)	Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

For Haribhakti & Co.
Chartered Accountants

Bhupendra Bangari
Partner
M. No.: 42320

Place: Mumbai
Date : 10th July 2006

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

ANNEXURE 23

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE ENERGY LIMITED

Scrip Code: 500390 | Quarter Ended: March 31, 2006

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	0	0.00
2	Indian Corporate Bodies/ Trusts/ Partnerships	101,340,724	47.73
3	Persons Acting in Concert (also include Suppliers/ Customers)	11,995,139	5.65
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	113,335,863	53.38
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here_________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	113,335,863	53.38

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	12,288,330	5.79
2	Indian Corporate Bodies/Trusts/Partnerships	1,547,613	0.73
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	896,944	0.42
6	Central/State Govt.	1,600	0.00
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	38,730,825	18.24
9	Mutual Funds	5,791,429	2.73
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**59,256,741**	**27.91**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1,675	0.00
15	Foreign Institutional Investors (SEBI-registered)	34,314,437	16.16
16	Non Resident Indians (Individuals)	430,457	0.20
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**34,746,569**	**16.37**
C	GDRs/ADRs/ADSs	4,672,606	2.20
	Sub Total C	**4,672,606**	**2.20**
D	OTHERS (Shares in transit)	308,472	0.15
	Sub Total D	**308,472**	**0.15**
	Sub Total II	**98,984,388**	**46.62**
	Grand Total	**212,320,251**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	113,335,863	53.38
Total Free-float	98,984,388	46.62
Grand Total	212,320,251	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	172,901,076	81.43
Total Foreign Holding	39,419,175	18.57
Grand Total	212,320,251	100.00

NOTE :

In future:

* In order to enable us to track the free-float of your company on a regular basis, you are requested to file these forms with us for each quarter of the year within 15 days of each quarter ending.

* In addition, the Shareholding Pattern needs to be filed by you with us within 2 days of change of 1% or more in the shareholding of any entity in the "Controlling/Strategic Holdings" group.

Click here for Shareholding of 1% and above

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE ENERGY LIMITED

Scrip Code: 500390 | Quarter Ended: March 31, 2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Reliance Energy Ventures Limited	90,924,724	42.82	I - A - 2
2	AAA Project Ventures Private Limited	10,416,000	4.91	I - A - 2
3	Reliance Capital Limited	11,995,139	5.65	I - A - 3
	Total	113,335,863	53.38	

Click here for Free-float Holders details

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE ENERGY LIMITED

Scrip Code: 500390 | Quarter Ended: March 31, 2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	24,192,644	11.39	II - A - 8	NIL
2	The New India Assurance Co. Limited	3,845,058	1.81	II - A - 8	NIL
3	The Oriental Insurance Co. Limited	3,485,939	1.64	II - A - 8	NIL
4	General Insurance Corporation of India	2,875,487	1.35	II - A - 8	NIL
5	National Insurance Co. Limited	2,424,618	1.14	II - A - 8	NIL
6	J P Morgan Fleming asset Management (Europe) S.A.R.L. A/c Flagship Indian Investment Company (Mauritius) Limited	4,551,699	2.14	II - B - 15	NIL
7	The New Economy Fund	4,410,003	2.08	II - B - 15	NIL
8	Aranda Investments (Mauritius) Pte Limited	3,400,000	1.60	II - B - 15	NIL
9	Emerging Markets Growth Fund Inc	2,563,712	1.21	II - B - 15	NIL
10	Citigroup Global Markets Mauritius Private Limited	2,289,055	1.08	II - B - 15	NIL
11	Smallcap World Fund Inc	2,259,500	1.06	II - B - 15	NIL
12	Global Depository Receipts (GDRs)	4,672,606	2.20	II - C	NIL
	Total	**60,970,321**	**28.72**		

BACK

Annexure 24

Reliance Energy
A Dhirubhai Ambani Enterprise

100287

RECEIVED
2006 AUG 16 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 (022) 3009 9999
Fax: +91 (022) 3009 9775
www.rel.co.in

12th July 2006.

The General Manager
The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 17/7/6

Dear Sirs,

Sub: - Free Float Indices

We forward herewith Shareholding Pattern of the Company as of 30th June 2006 for the purpose of Free float Indices in the prescribed form No. A, B, and C.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

\\ ACK-COPY //

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE ENERGY LIMITED

Scrip Code 500390 Quarter Ended June 30, 2006

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	0	0.00
2	Indian Corporate Bodies/ Trusts/ Partnerships	101,340,724	47.73
3	Persons Acting in Concert (also include Suppliers/ Customers)	11,995,139	5.65
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	113,335,863	53.38
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here__________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	113,335,863	53.38

....contd

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	13,156,320	6.20
2	Indian Corporate Bodies/Trusts/Partnerships	2,058,243	0.97
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	1,299,303	0.61
6	Central/State Govt.	1,600	0.00
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	39,512,898	18.61
9	Mutual Funds	7,479,436	3.52
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**63,507,800**	**29.91**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1,640	0.00
15	Foreign Institutional Investors (SEBI-registered)	31,251,213	14.72
16	Non Resident Indians (Individuals)	490,568	0.23
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**31,743,421**	**14.95**
C	GDRs/ADRs/ADSs	3,544,435	1.67
	Sub Total C	**3,544,435**	**1.67**
D	OTHERS (Shares in transit)	188,179	0.00
	Pending Confirmations	553	
	Sub Total D	**188,732**	**0.00**
	Sub Total II	**98,984,388**	**46.53**
	Grand Total	**212,320,251**	**99.91**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	113,335,863	53.38
Total Free-float	98,984,388	46.62
Grand Total	**212,320,251**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	177,032,395	83.38
Total Foreign Holding	35,287,856	16.62
Grand Total	212,320,251	**100.00**

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE ENERGY LIMITED

Scrip Code: 500390 Quarter Ended: June 30, 2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	RELIANCE ENERGY VENTURES LIMITED	90,924,724	42.82	I - A - 2
2	AAA PROJECT VENTURES PRIVATE LIMITED	10,416,000	4.91	I - A - 2
3	RELIANCE CAPITAL LIMITED	11,995,139	5.65	I - A - 3
	Total	113,335,863	53.38	

For **Reliance Energy Limited**

Ramesh Shenoy
Vice President &
Company Secretary

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE ENERGY LIMITED

Scrip Code: 500390 | Quarter Ended: June 30, 2006

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	24,495,269	11.54	II - A - 8	NIL
2	THE NEW ECONOMY FUND	4,410,003	2.08	II - A - 8	NIL
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	3,918,116	1.85	II - A - 8	NIL
4	THE ORIENTAL INSURANCE COMPANY LIMITED	3,435,939	1.62	II - A - 8	NIL
5	GENERAL INSURANCE CORPORATION OF INDIA	3,260,770	1.54	II - A - 8	NIL
6	NATIONAL INSURANCE COMPANY LTD	2,424,618	1.14	II - A - 8	NIL
7	JP MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L.A/C FLAGSHIP INDIAN INVESTMENT COMPANY (MAURITIUS) LIMITED	4,800,000	2.26	II - B - 15	NIL
8	ARANDA INVESTMENTS (MAURITIUS) PTE LTD	3,400,000	1.60	II - B - 15	NIL
9	SMALLCAP WORLD FUND INC	2,259,500	1.06	II - B - 15	NIL
10	THE BANK OF NEW YORK	3,544,435	1.67	II - C	NIL
	Total	55,948,650	26.35		

For Reliance Energy Limited

Ramesh Shenoy
Vice President &
Company Secretary

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 12, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 35), being the disclosure of shareholding pattern, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

12th April, 2006

The General Manager
The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 31st March 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

Reliance Energy Ventures Limited

Shareholding Pattern as on 31st March, 2006

(Pursuant to Clause 35 of the Listing Agreement)

		Category	No. of Shares held	Percentage of Shareholding
(A)		**Promoter's Holding**		
	1.	**Promoters**		
		Indian Promoters		
		Anadha Enterprises Private Limited	270,292,782	22.10
		Bhavan Merchantile Private Limited	177,372,835	14.50
		AAA Global Business Enterprises Private Limited	11,529,001	0.94
		Smt. Kokila D Ambani	3,665,227	0.30
		Shri Anil D Ambani	1,859,271	0.15
		Jaianmol A Ambani	1,669,759	0.14
		Tina A Ambani	1,650,832	0.13
		Foreign Promoters	-	0
	2.	**Persons acting in concert**		
		Reliance Capital Limited	16,493,158	1.35
		Sub-Total	**484,532,865**	**39.61**
(B)		**Non-Promoters Holding**		
	3.	**Institutional Investors**		
	(a)	Mutual Funds :		
		Unit Trust of India	237,065	0.02
		Mutual Funds	64,280,354	5.26
		3(a)	**64,517,419**	**5.27**
	(b)	Banks, Financial Institutions, Insurance Companies		
	(i)	Central / State Government Institutions / Non-Government Institutions **3(b)(i)**	1,081,095	0.09
	(ii)	Banks **3(b)(ii)**	703,710	0.06
	(iii)	Financial Institutions / Insurance Companies :		
		Life Insurance Corporation of India	62,955,668	5.15
		The Oriental Insurance Company Limited	1,953,839	0.16
		The New India Assurance Company Limited	3,866,637	0.32
		National Insurance Company Limited	854,810	0.07
		General Insurance Corporation of India	4,929,516	0.40
		United India Insurance Company Limited	2,289,494	0.19
		IFCI Limited	897,897	0
		Industrial Development Bank of India	564,775	0
		ICICI Limited	500	0
		3(b)(iii)	**78,313,136**	**6.40**
	(c)	Foreign Institutional Investors (FIIs) :		
		Morgan Stanley And Co. International Limited A/c Morgan Stanley Dean Witter Mauritius Company Limited	16,125,349	1.32
		Europacific Growth Fund	18,429,676	1.51
		Merrill Lynch Capital Markets Espana S.A. S.V	25,837,686	2.11
		ABN Amro Bank N.V London Branch	15,302,627	1.25
		Other Foreign Institutional Investors (FIIs)	164,743,221	13.47
		3(c)	**240,438,559**	**19.66**
		Sub-Total 3(a)+[3(b)(i)+(ii)+(iii)]+3(c)]	**385,053,919**	**31.48**

4.	**Others**		
(a)	Private Corporate Bodies :		
	Other Corporate Bodies	63,515,678	5.19
(b)	Indian Public	213,784,097	17.48
(c)	NRIs / OCBs	12,574,067	1.03
(d)	Any other (please specify)		
(i)	Foreign Holding	63,669,741	5.21
(ii)	Shares in transit	55	0
	Sub-Total [4(a+b+c+d(i+ii))]	**353,543,638**	**28.90**
	Grand Total	**1,223,130,422**	**100.00**

Notes:

1. Total Foreign Shareholdings comprising Non-Resident Indians (NRIs), Overseas Corporate Bodies (OCBs), Foreign Institutional Investors and Underlying Shares representing outstanding Global Depositary Receipts (GDRs) is 31,66,82,367 equity shares representing 25.89% of the equity share capital

2. Names, Number of shares held and percentage shareholding of all entities holding more than 1 per cent of the shares of the Company are given under each head.

3. A copy of this Statement of Shareholding Pattern is posted on the website of the Company.

Date:- 12th April,2006

For Reliance Energy Venturess Limited

Abhijit Banerjee
Deputy Company Secretary

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 12, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 49), being the Quarterly Compliance Report on compliance with the Corporate Governance Guidelines, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

April 12, 2006

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st March, 2006**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st March 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Energy Ventures Limited**

Quarter ending on: 31st March 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	NA	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	NA	

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Date: 12th April 2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 11, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 41), being the Notice of Board Meeting convened for quarterly financial results, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

11th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Department
1st Floor, Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter ended 31st March, 2006

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, the 19th April, 2006, inter alia, to consider and take on record the Unaudited Financial Results of the Company for the quarter ended 31st March, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

SEC MAIL PROCESSING
RECEIVED
JUN 30 2006
WASH, D.C. 213 SECTION

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 27, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 36), being the intimation regarding approval of amalgamation, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

27th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sir,

Sub: **Approval of amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited by Reliance Energy Ventures Limited**

The shareholders of Reliance Energy Ventures Limited at the Meeting of the equity shareholders of the Company, convened by the High Court of Judicature at Bombay, held on 26th April 2006 have with the requisite majority, both in value and number, approved the merger of the Company with Reliance Energy Limited.

We would request you to kindly inform your members accordingly.

Thanking you,

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy.Company Secretary

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 29, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Dear Mr. Dudek:

This is further to our earlier letter submitted and filed with your office on April 13, 2006.

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Energy Ventures Limited, a company incorporated under the laws of India ("REVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and REVL among others, RIL disposed of its energy business interests to REVL. REVL was incorporated on July 3, 2000. In July 2005, REVL was selected as a Special Purpose Vehicle ("SPV"), specifically for purposes of completing the Scheme. The Scheme was approved by the Bombay High Court in the latter part of 2005.

Prior to January 27, 2006, the REVL was a wholly-owned subsidiary of RIL and had no U.S. shareholders or any other shareholder except for RIL, a company incorporated under the laws of India. Prior to January 27, 2006, REVL had no operations or material assets. Pursuant to the Scheme, REVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of REVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of REVL in the same proportion and manner that such shareholders held shares in RIL. REVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 24, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, 592 shareholders have registered addresses in the US. We believe that such 592 shareholders having registered addresses in the U.S. have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and were therefore entitled to receive REVL shares pursuant to the Scheme. In accordance with the Scheme, REVL has issued its shares *pro rata* to such shareholders based on their ownership of RIL (in certificated form or in book entry system, as the case may be).

REVL's last fiscal year ended on December 31, 2005. REVL's current fiscal year commenced on January 1, 2006 and has been scheduled and declared to close on March 31, 2007.

REVL has timely submitted this application for an exemption pursuant to Rule 12g3-2(b). Rule 12g3-2(b)(2) states: *The information required to be furnished under paragraphs (b)(1)(i) and (b)(1)(ii) of this section shall be furnished on or before the date on which a registration statement under section 12(g) of the Act would otherwise be required to be filed.* Turning to Section 12(g), it states that a registration statement covering a security is due to be filed *within one hundred and twenty days after the last day of its first fiscal year ended after two years from the effective date of*

Reliance Energy Ventures Limited

this subsection on which the issuer has total assets exceeding $1,000,000 and a class of equity security (other than an exempted security) held of record by five hundred or more...persons. See Section 12(g)(1)(B).

As of fiscal year end December 31, 2005, REVL had only one shareholder, *i.e.*, RIL and no U.S. shareholders. It was only upon the record date, *i.e.*, January 27, 2006, that for the first time in its corporate history, REVL met the said two criteria set out in Section 12(g), *i.e.*, it had 592 U.S. shareholders and had met the applicable asset threshold. Therefore, REVL must file for an exemption within 120 days of the end of the current fiscal year. The current fiscal year for REVL is scheduled to end on March 31, 2007 and accordingly, the exemption must be filed within 120 days of March 31, 2007, *i.e.*, July 29, 2007.

Clearly, REVL has by virtue of the original letter and the attendant submissions applied for an exemption well in advance of the required date of July 29, 2007. Indeed, REVL filed its request for an exemption with the SEC on April 13, 2006.

The list set forth in "Exhibit A" contains the material information that REVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;
(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or
(C) has distributed or is required to distribute to its security holders.

We have already submitted to your office communications and materials listed in "Exhibit A" that have been made public, filed or distributed by REVL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in "Exhibit A" promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, REVL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of REVL equity shares, par value rupees 5.00 per share (the "Equity Shares"), currently resident in the U.S. is 592. Pursuant to the Scheme, such U.S. residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.
2. There have been no public distributions of Equity Shares by REVL in the U.S.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by REVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.


Reliance Energy Ventures Limited

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

Very truly yours,

For Reliance Energy Ventures Limited

Abhijit Banerjee

Dy.Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Exhibit "A"

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event	
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	Notice of Board Meeting convened to consider financial results for the quarter ended 31.3.2006.	

Reliance Ener[illegible] Limited

6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	Publication of the financial results for the quarter ended 31.3.2006	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	Disclosure of the shareholding pattern as on 31.3.2006	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Intimation of key changes b. Intimation for completion of listing on Bombay Stock Exchange and National Stock Exchange c. Intimation regarding approval of amalgamation	
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event	

Reliance Energy Ventures Limited

10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines for the quarter ended 31. 3.2006	
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert as on 31.3.2006	
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	stock exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a) Disclosure under Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulation,1992. b) Initial disclosures of Shareholding received from Directors/Officers of the Company	
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	stock exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital as on 31.3.2006	

Reliance Energy Ventures Limited

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have published the unaudited financial results for the quarter ended 31st March 2006 in India, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303



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on. An estimated 10 million
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hen looking for a new place to
ve; 8 million when changing
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g with their own major illness
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advertised web sites may also
ntribute to the rising use of
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cisions. (*www.reuters.com*)

Reliance Energy Ventures Limited

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Reliance Entergy Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the Quarter ended 31st March, 2006 (Rs. in Lakhs)

Sr. No.	Particulars	Quarter ended 31-03-2006	9 Months ended 31-12-2005 (Audited)
1.	Other Income	14.00	
		14.00	
2.	Salaries	0.95	
3.	Other Expenses	3.35	1.71
4.	Interest	0.13	
5.	Depreciation	1.11	1.53
6.	Profit before Tax	8.46	(3.24)
7.	Provision for Current Tax	0.80	
8.	Provision for Deferred Tax Liabilities / (Assets)	1.09	(1.09)
9.	Net Profit / (Loss) for the period	6.57	(2.15)
10.	Paid up Equity Share Capital		
	(Face Value Rs. 10/- per Share)	1,22,313.04	0.50
11.	Reserves and Surplus	1,69,696.09	1,69,787.62
12.	Earnings per share (on Net Profit / (Loss)) (*not annualised)		
	- Basic (Rs.)	0.01*	(6.46)*
	- Diluted (Rs.)	0.01*	(6.46)*
13.	Aggregate of Non-Promoter Shareholding		
	- No. of Shares	72,69,83,328	Nil
	- Percentage of Shareholding	59.44	Nil

Notes:

1. In terms of the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited (RIL) and the Company, RIL has re-organised and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, to the Company. All the assets and liabilities were transferred pursuant to approval order of the Hon'ble High Court of Bombay dated 9th December, 2005 and the same was filed with the Registrar of Companies, Maharashtra on 21st December, 2005 and the appointed date as per the Scheme was 1st September, 2005.
   As per the said Scheme:
   a. All the properties, investments, assets and liabilities relatable to 'Coal based Energy Undertaking' of RIL were transferred and vested in the Company on a going concern basis.
   b. The said transfer was effected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in the books of accounts of the company. The book value of assets over liabilities as on that date aggregated to Rs. 29,21,03,25,927.
   c. In consideration of the demerger, the Company allotted its shares to the shareholders of RIL (except specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL on 27th January, 2006.
2. The Board of Directors of the Company at their meeting held on 8th February, 2006 has approved the proposal of a Scheme for Merger of the Company with Reliance Energy Limited. Vide Company Application No. 428 of 2006 filed in the High Court of Judicature at Bombay, in the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Company be convened and held on 26th day of April, 2006 for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation and Arrangement of the Company with Reliance Energy Limited, the Transferee Company and their respective shareholders and creditors.
3. Figures for the current quarter reflect the position pursuant to the scheme of demerger. The equity shares of the company were listed and admitted to dealings on Bombay Stock Exchange Limited and National Stock Exchange of India Limited effective 24th February, 2006. Comparative figures for the previous quarter are not available.
4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.
5. The Company has during the quarter disposed of its majority stake in Jayamkondam Power Limited, Hirma Power Limited, Reliance Thermal Energy Limited, and Reliance Power Limited. Due to this, these companies that were subsidiaries of the Company now cease to be so.
6. Figures of the previous year/period have been regrouped/reclassified wherever considered necessary.
7. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st March, 2006 as per the listing agreements entered into with the stock exchanges in India.
8. The Company, during the quarter ended 31st March, 2006, received 6 investor complaints, 1 complaint was resolved and 5 complaints were pending. There were no complaints pending at the beginning of the quarter.
9. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th April, 2006.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th April, 2006

Anil D. Ambani
Chairman

Free Press Journal
dt. 20th April 2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

RECEIVED
JUN 30 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 213

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 21, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997 (Regulation 8), being the disclosure of shareholding of promoters or every person having control over the company, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RECEIVED
2006 JUL -3 P 5:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

21st April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sir,

Sub: Disclosure of details of shareholding in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers)Regulations 1997

Pursuant to Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers)Regulations,1997 we are sending herewith disclosure of details of shareholding.

Thanking you,

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy.Company Secretary

Encl : as above

Disclosure of details of shareholding by Target Company/reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

me of the Target /Reporting Company : **Reliance Energy Ventures Limited**

te of Reporting : **31-Mar-06**

mes of the Stock Exchanges where shares reporting company are listed : **Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE)**

Information about persons holding more than 15% shares or voting rights (VRs) in terms of Regulation 8(1)

mes of persons holding more than 15% ares or voting rights	Details of shareholding / voting rights of person mentioned at (I) as informed under Regulation 8(1) to target company											
mes	As on March 31, 2006		As on March 31, 2005(1)		Changes, if any between (A) & (B)(1)		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
	--	--	--	--	--	--	--	--	--	--	--	--

Information about Promoter(s) or every person having control over a company and also persons acting in Concert with him in terms of Regualtion 8(2)

me of Promoter(s) or every person(s) ving control over a Company and persons ing in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)											
	As on March 31, 2006		As on March 31, 2005(1)		Changes if any between (A) & (B)(1)		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
mes	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Anadha Enterprise Pvt Limited	27 02 92 782	22.10										
Bhavan Mercantile Private Limited	17 73 72 835	14.50										
AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94										
Shri Anil D Ambani	18 59 271	0.15										
Master Jaianmol A. Ambani	16 69 759	0.14	--	--	--	--	--	--	--	--	--	--
Smt Kokila D Ambani	36 65 227	0.30										
Smt Tina A Ambani	16 50 832	0.13										
Reliance Capital Ltd.	1 64 93 158	1.35										
Total	**48 45 32 865**	**39.61**	--	--	--	--	--	--	--	--	--	--

The shares of the Company were listed on BSE & NSE with effect from 24th February,2006. Hence not applicable.

For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

ce: Mumbai
te : 20th April, 2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 3 0 2006
WASH, D.C.
213

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 21, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of SEBI circular no D&CC/FITTC/CIR-16/2002 dated December 31, 2002, being the secretarial audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

21st April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sir,

Sub: Secretarial Audit Report

Pursuant to Circular no D&CC / FITTC /CIR-16/2002 dated 31st December 2002 issued by Securities and Exchange Board of India we are sending herewith Secretarial Audit Report for the quarter ended 31st March 2006.

Thanking you,

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy.Company Secretary

Encl : as above

dayal and lohia

chartered accountants

The Board of Directors
Reliance Energy Ventures Limited
H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Energy Ventures Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2006**
2	ISIN	INE329H01010
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Energy Ventures Limited
5	Registered Office Address	H Block,1st Floor,Dhirubhai Ambani Knowledge City,Navi Mumbai 400 710
6	Correspondence Address	H Block,1st Floor,Dhirubhai Ambani Knowledge City,Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	abhijit.banerjee@rel.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai 400 001.
Phones: (91-22)6637 2969-70 fax: 91-22-6637 2949 e-mail: contact@dayalandlohia.com

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	122 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above	122 31 30 422	100.000

(as per company records)

12	Held in dematerialised form in CDSL	5 81 65 302	04.755
13	Held in dematerialised form in NSDL	108 91 07 549	89.043
14	Physical	7 58 57 571	06.202

15 Total No. of Shares (12+13+14) — 122 31 30 422

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	7 958	5 32 371	Delay in Process
	726	44 435	Delay in receipt of Physical DRF
	228	11 606	Delay in Process due to notice of
Total	**8 912**	**5 88 412**	
Pending for more than 21 days	129	7 725	Non-Receipt of Physical DRF &
Total	**129**	**7 725**	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri Abhijit Banerjee Tel No.: 022 - 3038 6010 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081
25	Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)	a) The shares of the company have been allotted pursuant to the scheme of arrangement between the company and Reliance Industries Limited, duly approved by the Bombay High Court. b) The Company's shares have been listed on Bombay Stock Exchange Limited and National Stock Exchange India Limited with effect from 24th February, 2006.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA * MUMBAI * CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 17.4.2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 19, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 41), being the intimation after the Board Meeting for quarterly financial results, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Regd. Office.: "H" Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

19th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sirs,

Sub: **Unaudited financial results for the quarter ended 31st March, 2006**

Pursuant to Clause 41 of the Listing Agreement, we enclose herewith three copies of unaudited financial results of the Company for the quarter ended 31st March, 2006 as approved by the Board of Directors at its meeting held on 19th April, 2006.

We request you kindly to bring the aforesaid to the notice of your members.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl:

RELIANCE ENERGY VENTURES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formarly known as Reliance Entergy Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 31st March 2006

(Rs.in Lakhs)

Sr.No.	Particulars	For the quarter ended 31st March 2006	for the 9 month year ended 31st Dec 2005 (Audited)
1	Other Income	14.00	-
		14.00	**-**
2	Salaries	0.95	-
3	Other Expenses	3.34	1.71
4	Interest	0.13	-
5	Depreciation	1.11	1.53
6	Profit before Tax	**8.46**	**(3.24)**
7	Provision for Current Tax	0.80	-
8	Provision for Deferred Tax (Assets) / Liabilities	1.09	(1.09)
9	Net Loss for the period	**6.57**	**(2.15)**
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	122,313.04	0.50
11	Reserves and Surplus	169,696.09	169,787.62
12	Earnings per share (On Net Profit)(* not annualised)		
	- Basic (Rs.)	0.01 *	(6.46) *
	- Diluted (Rs.)	0.01 *	(6.46) *
13	Aggregate of Non-Promoter Share Holding -		
	- No.of Shares	726,983,328	Nil
	- Percentage of Share holding	59.44	Nil

RELIANCE ENERGY VENTURES LIMITED
Reliance – Anil Dhirubhai Ambani Group

(Formerly known as Reliance Entergy Limited)

Notes:

1. In terms of the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited(RIL) and the Company, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, to the Company. All the assets and liabilities were transferred pursuant to approval order of the Hon'ble High Court of Bombay dated 9th December, 2005 and the same was filed with the Registrar of Companies, Maharashtra on 21st December, 2005 and the appointed date as per the Scheme was 1st September, 2005.

   As per the said Scheme:

   a. All the properties, investments, assets and liabilities relatable to 'Coal based Energy Undertaking' of RIL were transferred and vested in the Company on a going concern basis.

   b. The said transfer was effected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in the books of accounts of the company. The book value of assets over liabilities as on that date aggregated Rs. 29,210,325,927.

   c. In consideration of the demerger, the Company allotted its shares to the shareholders of RIL (except specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL on 27th January 2006.

2. The Board of Directors of the Company at their meeting held on 8th February, 2006 has approved the proposal of a Scheme for Merger of the Company with Reliance Energy Limited. Vide Company Application No.428 of 2006 filed in the High Court of Judicature at Bombay, in the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Company be convened and held on 26th day of April,2006 for the purpose of considering and, if thought fit, approving with or without modification(s) , the Scheme of Amalgamation and Arrangement of the Company with Reliance Energy Limited., the Transferee Company and their respective shareholders and creditors.

3. Figures for the current quarter reflect the position pursuant to the scheme of demerger. The equity shares of company were listed and admitted to dealings on Bombay Stock Exchange Limited and National Stock Exchange of India Limited effective 24th February 2006. Comparative figures for the previous quarter are not available.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. The Company has during the quarter disposed of its majority stake in Jayamkondam Power Limited., Hirma Power Limited., Reliance Thermal Energy Limited. and Reliance Power Limited. Due to this, these companies that were subsidiaries of the Company now cease to be so.

6. Figures of the previous year/period have been regrouped/reclassified wherever considered necessary.

7. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st March, 2006 as per the listing agreements entered into with the stock exchanges in India.

8. The Company, during the quarter ended 31st March, 2006, received 6 investor complaints, 1 complaint was resolved and 5 complaints are being attended to. There were no complaints pending at the beginning of the quarter.

9. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th April, 2006.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th April, 2006

Anil D.Ambani
Chairman

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

RECEIVED
2006 MAY 11 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 11, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 41), being the Notice of Board Meeting convened for quarterly financial results, a copy whereof is enclosed for information and records.

Very truly yours.
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

11th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Department
1st Floor, Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter ended 31st March, 2006

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, the 19th April, 2006, inter alia, to consider and take on record the Unaudited Financial Results of the Company for the quarter ended 31st March, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 12, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 49), being the Quarterly Compliance Report on compliance with the Corporate Governance Guidelines, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

April 12, 2006

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st March, 2006**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st March 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Energy Ventures Limited**

Quarter ending on: 31st March 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	NA	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	NA	

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Date: 12th April 2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

RECEIVED
2006 MAY 17 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 12, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 35), being the disclosure of shareholding pattern, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

12th April , 2006

The General Manager
The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 31st March 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

Reliance Energy Ventures Limited

Shareholding Pattern as on 31st March, 2006

(Pursuant to Clause 35 of the Listing Agreement)

	Category	No. of Shares held	Percentage of Shareholding
(A)	**Promoter's Holding**		
1.	**Promoters**		
	Indian Promoters		
	Anadha Enterprises Private Limited	270,292,782	22.10
	Bhavan Merchantile Private Limited	177,372,835	14.50
	AAA Global Business Enterprises Private Limited	11,529,001	0.94
	Smt. Kokila D Ambani	3,665,227	0.30
	Shri Anil D Ambani	1,859,271	0.15
	Jaianmol A Ambani	1,669,759	0.14
	Tina A Ambani	1,650,832	0.13
	Foreign Promoters	-	0
2.	**Persons acting in concert**		
	Reliance Capital Limited	16,493,158	1.35
	Sub-Total	**484,532,865**	**39.61**
(B)	**Non-Promoters Holding**		
3.	**Institutional Investors**		
(a)	Mutual Funds :		
	Unit Trust of India	237,065	0.02
	Mutual Funds	64,280,354	5.26
	3(a)	**64,517,419**	**5.27**
(b)	Banks, Financial Institutions, Insurance Companies		
(i)	Central / State Government Institutions / Non-Government Institutions **3(b)(i)**	1,081,095	0.09
(ii)	Banks **3(b)(ii)**	703,710	0.06
(iii)	Financial Institutions / Insurance Companies :		
	Life Insurance Corporation of India	62,955,668	5.15
	The Oriental Insurance Company Limited	1,953,839	0.16
	The New India Assurance Company Limited	3,866,637	0.32
	National Insurance Company Limited	854,810	0.07
	General Insurance Corporation of India	4,929,516	0.40
	United India Insurance Company Limited	2,289,494	0.19
	IFCI Limited	897,897	0
	Industrial Development Bank of India	564,775	0
	ICICI Limited	500	0
	3(b)(iii)	**78,313,136**	**6.40**
(c)	Foreign Institutional Investors (FIIs) :		
	Morgan Stanley And Co. International Limited A/c Morgan Stanley Dean Witter Mauritius Company Limited	16,125,349	1.32
	Europacific Growth Fund	18,429,676	1.51
	Merrill Lynch Capital Markets Espana S.A. S.V	25,837,686	2.11
	ABN Amro Bank N.V London Branch	15,302,627	1.25
	Other Foreign Institutional Investors (FIIs)	164,743,221	13.47
	3(c)	**240,438,559**	**19.66**
	Sub-Total 3(a)+[3(b)(i)+(ii)+(iii)]+3(c)	**385,053,919**	**31.48**

4.	**Others**		
(a)	Private Corporate Bodies :		
	Other Corporate Bodies	63,515,678	5.19
(b)	Indian Public	213,784,097	17.48
(c)	NRIs / OCBs	12,574,067	1.03
(d)	Any other (please specify)		
(i)	Foreign Holding	63,669,741	5.21
(ii)	Shares in transit	55	0
	Sub-Total [4(a+b+c+d(i+ii))]	**353,543,638**	**28.90**
	Grand Total	**1,223,130,422**	**100.00**

Notes:

1. Total Foreign Shareholdings comprising Non-Resident Indians (NRIs), Overseas Corporate Bodies (OCBs), Foreign Institutional Investors and Underlying Shares representing outstanding Global Depositary Receipts (GDRs) is 31,66,82,367 equity shares representing 25.89% of the equity share capital

2. Names, Number of shares held and percentage shareholding of all entities holding more than 1 per cent of the shares of the Company are given under each head.

3. A copy of this Statement of Shareholding Pattern is posted on the website of the Company.

Date:- 12th April,2006

For Reliance Energy Venturess Limited

Abhijit Banerjee
Deputy Company Secretary

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 19, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 41), being the intimation after the Board Meeting for quarterly financial results, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Regd. Office.: "H" Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

19th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sirs,

Sub: **Unaudited financial results for the quarter ended 31st March, 2006**

Pursuant to Clause 41 of the Listing Agreement, we enclose herewith three copies of unaudited financial results of the Company for the quarter ended 31st March, 2006 as approved by the Board of Directors at its meeting held on 19th April, 2006.

We request you kindly to bring the aforesaid to the notice of your members.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl:

RELIANCE ENERGY VENTURES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formarly known as Reliance Entergy Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 31st March 2006

(Rs.in Lakhs)

Sr.No.	Particulars	For the quarter ended	for the 9 month year ended
		31st March 2006	31st Dec 2005 (Audited)
1	Other Income	14.00	-
		14.00	-
2	Salaries	0.95	-
3	Other Expenses	3.34	1.71
4	Interest	0.13	-
5	Depreciation	1.11	1.53
6	Profit before Tax	**8.46**	**(3.24)**
7	Provision for Current Tax	0.80	-
8	Provision for Deferred Tax (Assets) / Liabilities	1.09	(1.09)
9	Net Loss for the period	**6.57**	**(2.15)**
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	122,313.04	0.50
11	Reserves and Surplus	169,696.09	169,787.62
12	Earnings per share (On Net Profit)(* not annualised)		
	- Basic (Rs.)	0.01 *	(6.46) *
	- Diluted (Rs.)	0.01 *	(6.46) *
13	Aggregate of Non-Promoter Share Holding -		
	- No.of Shares	726,983,328	Nil
	- Percentage of Share holding	59.44	Nil

RELIANCE ENERGY VENTURES LIMITED
Reliance – Anil Dhirubhai Ambani Group

(Formerly known as Reliance Entergy Limited)

Notes:

1. In terms of the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited(RIL) and the Company, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, to the Company. All the assets and liabilities were transferred pursuant to approval order of the Hon'ble High Court of Bombay dated 9th December, 2005 and the same was filed with the Registrar of Companies, Maharashtra on 21st December, 2005 and the appointed date as per the Scheme was 1st September, 2005.

   As per the said Scheme:

   a. All the properties, investments, assets and liabilities relatable to 'Coal based Energy Undertaking' of RIL were transferred and vested in the Company on a going concern basis.

   b. The said transfer was effected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in the books of accounts of the company. The book value of assets over liabilities as on that date aggregated Rs. 29,210,325,927.

   c. In consideration of the demerger, the Company allotted its shares to the shareholders of RIL (except specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL on 27th January 2006.

2. The Board of Directors of the Company at their meeting held on 8th February, 2006 has approved the proposal of a Scheme for Merger of the Company with Reliance Energy Limited. Vide Company Application No.428 of 2006 filed in the High Court of Judicature at Bombay, in the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Company be convened and held on 26th day of April,2006 for the purpose of considering and, if thought fit, approving with or without modification(s) , the Scheme of Amalgamation and Arrangement of the Company with Reliance Energy Limited., the Transferee Company and their respective shareholders and creditors.

3. Figures for the current quarter reflect the position pursuant to the scheme of demerger. The equity shares of company were listed and admitted to dealings on Bombay Stock Exchange Limited and National Stock Exchange of India Limited effective 24th February 2006. Comparative figures for the previous quarter are not available.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. The Company has during the quarter disposed of its majority stake in Jayamkondam Power Limited., Hirma Power Limited., Reliance Thermal Energy Limited. and Reliance Power Limited. Due to this, these companies that were subsidiaries of the Company now cease to be so.

6. Figures of the previous year/period have been regrouped/reclassified wherever considered necessary.

7. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st March, 2006 as per the listing agreements entered into with the stock exchanges in India.

8. The Company, during the quarter ended 31st March, 2006, received 6 investor complaints, 1 complaint was resolved and 5 complaints are being attended to. There were no complaints pending at the beginning of the quarter.

9. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th April, 2006.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th April, 2006

Anil D.Ambani
Chairman

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 21, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997 (Regulation 8), being the disclosure of shareholding of promoters or every person having control over the company, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

21st April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sir,

Sub: Disclosure of details of shareholding in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers)Regulations 1997

Pursuant to Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers)Regulations,1997 we are sending herewith disclosure of details of shareholding.

Thanking you,

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy.Company Secretary

Encl : as above

Disclosure of details of shareholding by Target Company/reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the Target /Reporting Company : **Reliance Energy Ventures Limited**

Date of Reporting : **31-Mar-06**

Names of the Stock Exchanges where shares of reporting company are listed : **Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE)**

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights of person mentioned at (I) as informed under Regulation 8(1) to target company											
Names	As on March 31, 2006		As on March 31, 2005[(1)]		Changes, if any between (A) & (B)[(1)]		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NA	--	--	--	--	--	--	--	--	--	--	--	--

(II) Information about Promoter(s) or every person having control over a company and also persons acting in Concert with him in terms of Regualtion 8(2)

Name of Promoter(s) or every person(s) having control over a Company and persons acting in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)											
	As on March 31, 2006		As on March 31, 2005[(1)]		Changes if any between (A) & (B)[(1)]		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
Names	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
1. Anadha Enterprise Pvt Limited	27 02 92 782	22.10										
2. Bhavan Mercantile Private Limited	17 73 72 835	14.50										
3. AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94										
4. Shri Anil D Ambani	18 59 271	0.15	--	--	--	--	--	--	--	--	--	--
5. Master Jaianmol A. Ambani	16 69 759	0.14										
6. Smt Kokila D Ambani	36 65 227	0.30										
7. Smt Tina A Ambani	16 50 832	0.13										
8. Reliance Capital Ltd.	1 64 93 158	1.35										
Total	**48 45 32 865**	**39.61**	--	--	--	--	--	--	--	--	--	--

(1) The shares of the Company were listed on BSE & NSE with effect from 24th February,2006. Hence not applicable.

For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Place: Mumbai
Date : 20th April, 2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

RECEIVED
2006 MAY 17 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 21, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of SEBI circular no D&CC/FITTC/CIR-16/2002 dated December 31, 2002, being the secretarial audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

21st April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sir,

Sub: Secretarial Audit Report

Pursuant to Circular no D&CC / FITTC /CIR-16/2002 dated 31st December 2002 issued by Securities and Exchange Board of India we are sending herewith Secretarial Audit Report for the quarter ended 31st March 2006.

Thanking you,

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy.Company Secretary

Encl : as above

dayal and lohia

chartered accountants

The Board of Directors
Reliance Energy Ventures Limited
H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Energy Ventures Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2006**
2	ISIN	INE329H01010
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Energy Ventures Limited
5	Registered Office Address	H Block,1st Floor,Dhirubhai Ambani Knowledge City,Navi Mumbai 400 710
6	Correspondence Address	H Block,1st Floor,Dhirubhai Ambani Knowledge City,Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	abhijit.banerjee@rel.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS MUMBAI

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	122 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above	122 31 30 422	100.000

(as per company records)

12	Held in dematerialised form in CDSL	5 81 65 302	04.755
13	Held in dematerialised form in NSDL	108 91 07 549	89.043
14	Physical	7 58 57 571	06.202

15 Total No. of Shares (12+13+14) 122 31 30 422

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	7 958	5 32 371	Delay in Process
	726	44 435	Delay in receipt of Physical DRF
	228	11 606	Delay in Process due to notice of
Total	**8 912**	**5 88 412**	
Pending for more than 21 days	129	7 725	Non-Receipt of Physical DRF &
Total	**129**	**7 725**	

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri Abhijit Banerjee Tel No.: 022 - 3038 6010 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081
25	Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)	a) The shares of the company have been allotted pursuant to the scheme of arrangement between the company and Reliance Industries Limited, duly approved by the Bombay High Court. b) The Company's shares have been listed on Bombay Stock Exchange Limited and National Stock Exchange India Limited with effect from 24th February, 2006.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 17.4.2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 27, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 36), being the intimation regarding approval of amalgamation, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

27th April, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sir,

Sub: **Approval of amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited by Reliance Energy Ventures Limited**

The shareholders of Reliance Energy Ventures Limited at the Meeting of the equity shareholders of the Company, convened by the High Court of Judicature at Bombay, held on 26th April 2006 have with the requisite majority, both in value and number, approved the merger of the Company with Reliance Energy Limited.

We would request you to kindly inform your members accordingly.

Thanking you,

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy.Company Secretary

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have published the unaudited financial results for the quarter ended 31st March 2006 in India, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303



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Reliance Energy Ventures Limited

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Reliance Entergy Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the Quarter ended 31st March, 2006 (Rs. in Lakhs)

Sr. No.	Particulars	Quarter ended 31-03-2006	9 Months ended 31-12-2005 (Audited)
1.	Other Income	14.00	-
		14.00	-
2.	Salaries	0.95	-
3.	Other Expenses	3.35	1.71
4.	Interest	0.13	-
5.	Depreciation	1.11	1.53
6.	Profit before Tax	8.46	(3.24)
7.	Provision for Current Tax	0.80	-
8.	Provision for Deferred Tax Liabilities / (Assets)	1.09	(1.09)
9.	Net Profit / (Loss) for the period	6.57	(2.15)
10.	Paid up Equity Share Capital		
	(Face Value Rs. 10/- per Share)	1,22,313.04	0.50
11.	Reserves and Surplus	1,69,696.09	1,69,787.62
12.	Earnings per share (on Net Profit / (Loss)) (*not annualised)		
	- Basic (Rs.)	0.01*	(6.46)*
	- Diluted (Rs.)	0.01*	(6.46)*
13.	Aggregate of Non-Promoter Shareholding		
	- No. of Shares	72,69,83,328	Nil
	- Percentage of Shareholding	59.44	Nil

Notes:

1. In terms of the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited (RIL) and the Company, RIL has re-organised and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, to the Company. All the assets and liabilities were transferred pursuant to approval order of the Hon'ble High Court of Bombay dated 9th December, 2005 and the same was filed with the Registrar of Companies, Maharashtra on 21st December, 2005 and the appointed date as per the Scheme was 1st September, 2005.

   As per the said Scheme:

   a. All the properties, investments, assets and liabilities relatable to 'Coal based Energy Undertaking' of RIL were transferred and vested in the Company on a going concern basis.

   b. The said transfer was effected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in the books of accounts of the company. The book value of assets over liabilities as on that date aggregated to Rs. 29,21,03,25,927.

   c. In consideration of the demerger, the Company allotted its shares to the shareholders of RIL (except specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL on 27th January, 2006.

2. The Board of Directors of the Company at their meeting held on 8th February, 2006 has approved the proposal of a Scheme for Merger of the Company with Reliance Energy Limited. Vide Company Application No. 428 of 2006 filed in the High Court of Judicature at Bombay, in the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Company be convened and held on 26th day of April, 2006 for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation and Arrangement of the Company with Reliance Energy Limited, the Transferee Company and their respective shareholders and creditors.

3. Figures for the current quarter reflect the position pursuant to the scheme of demerger. The equity shares of the company were listed and admitted to dealings on Bombay Stock Exchange Limited and National Stock Exchange of India Limited effective 24th February, 2006. Comparative figures for the previous quarter are not available.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. The Company has during the quarter disposed of its majority stake in Jayamkondam Power Limited, Hirma Power Limited, Reliance Thermal Energy Limited, and Reliance Power Limited. Due to this, these companies that were subsidiaries of the Company now cease to be so.

6. Figures of the previous year/period have been regrouped/reclassified wherever considered necessary.

7. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st March, 2006 as per the listing agreements entered into with the stock exchanges in India.

8. The Company, during the quarter ended 31st March, 2006, received 6 investor complaints, 1 complaint was resolved and 5 complaints were pending. There were no complaints pending at the beginning of the quarter.

9. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th April, 2006.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 19th April, 2006

Anil D. Ambani
Chairman

Free Press Journal

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

May 29, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Dear Mr. Dudek:

This is further to our earlier letter submitted and filed with your office on April 13, 2006.

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Energy Ventures Limited, a company incorporated under the laws of India ("REVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and REVL among others, RIL disposed of its energy business interests to REVL. REVL was incorporated on July 3, 2000. In July 2005, REVL was selected as a Special Purpose Vehicle ("SPV"), specifically for purposes of completing the Scheme. The Scheme was approved by the Bombay High Court in the latter part of 2005.

Prior to January 27, 2006, the REVL was a wholly-owned subsidiary of RIL and had no U.S. shareholders or any other shareholder except for RIL, a company incorporated under the laws of India. Prior to January 27, 2006, REVL had no operations or material assets. Pursuant to the Scheme, REVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of REVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of REVL in the same proportion and manner that such shareholders held shares in RIL. REVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 24, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, 592 shareholders have registered addresses in the US. We believe that such 592 shareholders having registered addresses in the U.S. have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and were therefore entitled to receive REVL shares pursuant to the Scheme. In accordance with the Scheme, REVL has issued its shares *pro rata* to such shareholders based on their ownership of RIL (in certificated form or in book entry system, as the case may be).

REVL's last fiscal year ended on December 31, 2005. REVL's current fiscal year commenced on January 1, 2006 and has been scheduled and declared to close on March 31, 2007.

REVL has timely submitted this application for an exemption pursuant to Rule 12g3-2(b). Rule 12g3-2(b)(2) states: *The information required to be furnished under paragraphs (b)(1)(i) and (b)(1)(ii) of this section shall be furnished on or before the date on which a registration statement under section 12(g) of the Act would otherwise be required to be filed.* Turning to Section 12(g), it states that a registration statement covering a security is due to be filed *within one hundred and twenty days after the last day of its first fiscal year ended after two years from the effective date of*

this subsection on which the issuer has total assets exceeding $1,000,000 and a class of equity security (other than an exempted security) held of record by five hundred or more...persons. See Section 12(g)(1)(B).

As of fiscal year end December 31, 2005, REVL had only one shareholder, *i.e.*, RIL and no U.S. shareholders. It was only upon the record date, *i.e.*, January 27, 2006, that for the first time in its corporate history, REVL met the said two criteria set out in Section 12(g), *i.e.*, it had 592 U.S. shareholders and had met the applicable asset threshold. Therefore, REVL must file for an exemption within 120 days of the end of the current fiscal year. The current fiscal year for REVL is scheduled to end on March 31, 2007 and accordingly, the exemption must be filed within 120 days of March 31, 2007, *i.e.*, July 29, 2007.

Clearly, REVL has by virtue of the original letter and the attendant submissions applied for an exemption well in advance of the required date of July 29, 2007. Indeed, REVL filed its request for an exemption with the SEC on April 13, 2006.

The list set forth in "Exhibit A" contains the material information that REVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;
(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or
(C) has distributed or is required to distribute to its security holders.

We have already submitted to your office communications and materials listed in "Exhibit A" that have been made public, filed or distributed by REVL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in "Exhibit A" promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, REVL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of REVL equity shares, par value rupees 5.00 per share (the "Equity Shares"), currently resident in the U.S. is 592. Pursuant to the Scheme, such U.S. residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.
2. There have been no public distributions of Equity Shares by REVL in the U.S.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by REVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Reliance Energy Ventures Limited

Very truly yours,

For Reliance Energy Ventures Limited

Abhijit Banerjee

Dy.Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Exhibit "A"

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event	
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	Notice of Board Meeting convened to consider financial results for the quarter ended 31.3.2006.	

Reliance Energy Ventures Limited

6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	Publication of the financial results for the quarter ended 31.3.2006	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	Disclosure of the shareholding pattern as on 31.3.2006	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Intimation of key changes b. Intimation for completion of listing on Bombay Stock Exchange and National Stock Exchange c. Intimation regarding approval of amalgamation	
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event	

Reliance Energy Ventures Limited

10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines for the quarter ended 31. 3.2006	
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert as on 31.3.2006	
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	stock exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a) Disclosure under Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulation,1992. b) Initial disclosures of Shareholding received from Directors/Officers of the Company	
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	stock exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR -16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital as on 31.3.2006	

Reliance Energy Ventures Limited

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

RECEIVED
2006 JUN 13 A 10: 26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 29, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated May 12, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 41), being the Limited Review Report for the quarter ended 31st March 2006, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE ENERGY VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6268 Fax: 022- 3037 6622

12th May, 2006

Bombay Stock Exchange Limited
Corporate Relationship Department
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532704

National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : REVL

Dear Sirs,

Sub : Limited Review Report for the Quarter ended 31st March, 2006

We refer to our letter dated 19th April 2006enclosing therewith Unaudited Financial Results of the Company for the quarter ended 31st March, 2006

In terms of Clause 41 of the Listing Agreement, we now enclose copy of the Limited Review Report for the quarter ended 31st March, 2006.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy. Company Secretary

Encl: As above

HEAD OFFICE :
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai - 400 021.
Tel. : 3022 8508-09

PATHAK H.D. & ASSOCIATES
(Regd.)

Chartered Accountants

LIMITED REVIEW REPORT FOR THE QUARTER ENDED MARCH 31, 2006

TO THE BOARD OF DIRECTORS OF RELIANCE ENERGY VENTURES LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results for the Quarter ended March 31, 2006" (the statement) in which are incorporated the results for the quarter ended March 31, 2006 (interim financial information) of Reliance Energy Ventures Limited prepared by the Company pursuant to Clause 41 of the listing agreement with the stock exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended March 31, 2006, nothing has come to our notice that causes us to believe that the statement has –

   a. not been prepared in accordance with the applicable accounting standards and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

PARAG D. MEHTA
Partner
Membership No.113904

Place: Mumbai
Date : April 19, 2006

RELIANCE ENERGY VENTURES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Reliance Entergy Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 31st March 2006

(Rs.in Lakhs)

.No.	Particulars	For the quarter ended 31st March 2006	for the 9 month year ended 31st Dec 2005 (Audited)
1	Other Income	14.00	-
		14.00	-
2	Salaries	0.95	-
3	Other Expenses	3.35	1.71
4	Interest	0.13	-
5	Depreciation	1.11	1.53
6	Profit before Tax	**8.46**	**(3.24)**
7	Provision for Current Tax	0.80	-
8	Provision for Deferred Tax Liabilities/(Assets)	1.09	(1.09)
9	Net Profit/(Loss) for the period	**6.57**	**(2.15)**
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	122,313.04	0.50
11	Reserves and Surplus	1,69,696.09	169,787.62
12	Earnings per share (On Net Profit/Loss)(* not annualised)		
	- Basic (Rs.)	0.01 *	(6.46) *
	- Diluted (Rs.)	0.01 *	(6.46) *
13	Aggregate of Non-Promoter Share Holding -		
	- No.of Shares	72,69,83,328	Nil
	- Percentage of Shareholding	59.44	Nil

RELIANCE ENERGY VENTURES LIMITED
Reliance – Anil Dhirubhai Ambani Group

(Formerly known as Reliance Entergy Limited)

Notes:

1. In terms of the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 ("the Scheme") between Reliance Industries Limited(RIL) and the Company, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, to the Company. All the assets and liabilities were transferred pursuant to approval order of the Hon'ble High Court of Bombay dated 9th December, 2005 and the same was filed with the Registrar of Companies, Maharashtra on 21st December, 2005 and the appointed date as per the Scheme was 1st September, 2005.

   As per the said Scheme:

   a. All the properties, investments, assets and liabilities relatable to 'Coal based Energy Undertaking' of RIL were transferred and vested in the Company on a going concern basis.

   b. The said transfer was effected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in the books of accounts of the company. The book value of assets over liabilities as on that date aggregated Rs. 29,210,325,927.

   c. In consideration of the demerger, the Company allotted its shares to the shareholders of RIL (except specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL on 27th January 2006.

2. The Board of Directors of the Company at their meeting held on 8th February, 2006 has approved the proposal of a Scheme for Merger of the Company with Reliance Energy Limited. Vide Company Application No.428 of 2006 filed in the High Court of Judicature at Bombay, in the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Company be convened and held on 26th day of April,2006 for the purpose of considering and, if thought fit, approving with or without modification(s) , the Scheme of Amalgamation and Arrangement of the Company with Reliance Energy Limited., the Transferee Company and their respective shareholders and creditors.

3. Figures for the current quarter reflect the position pursuant to the scheme of demerger. The equity shares of company were listed and admitted to dealings on Bombay Stock Exchange Limited and National Stock Exchange of India Limited effective 24th February 2006. Comparative figures for the previous quarter are not available.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. The Company has during the quarter disposed of its majority stake in Jayamkondam Power Limited., Hirma Power Limited., Reliance Thermal Energy Limited. and Reliance Power Limited. Due to this, these companies that were subsidiaries of the Company now cease to be so.

6. Figures of the previous year/period have been regrouped/reclassified wherever considered necessary.

7. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st March, 2006 as per the listing agreements entered into with the stock exchanges in India.

8. The Company, during the quarter ended 31st March, 2006, received 6 investor complaints, 1 complaint was resolved and 5 complaints are being attended to. There were no complaints pending at the beginning of the quarter.

9. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 19th April, 2006.

For and on behalf of the Board of Directors

Anil D.Ambani
Chairman

Place: Mumbai
Date: 19th April, 2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

RECEIVED
2006 JUL 10 P 4:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 24, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated June 23, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 36), being the intimation regarding sanctioning of the Scheme of Amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

23rd June, 2006

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 1234/33
Facsimile : 2272 3121/3122/2082

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: **Sanction of the Scheme of Amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited**

The Hon'ble High Court of Bombay today passed an order sanctioning the Scheme of Amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited.

Kindly bring the above disclosure to the information of your members.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy Company Secretary

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

July 15, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated July 13, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 49), enclosing therewith Compliance Report on Corporate Governance for the quarter ended 30th June 2006, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

13th July, 2006

Bombay Stock Exchange Limited
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Corporate Relationship Dept.
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Fax No : 2272 2037/39/41/61/3121/3719

National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex,Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: Compliance Report on Corporate Governance for the quarter ended 30th June 2006

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 30th June 2006.

We confirm that the Company is in compliance with the provisions of clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Energy Ventures Limited**

Quarter ending on: 30th June 2006.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 1I(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	NA	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	Yes	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	
(E) Remuneration of Directors	49 (IV E)	NA	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Energy Ventures Limited

Abhijit Banerjee
Dy. Company Secretary

Date: 13th July 2006.

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

July 15, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated July 13, 2006 to the Stock Exchanges in India, where our securities are listed, enclosing therewith Free Float shareholding pattern of the Company for the quarter ended 30th June 2006, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

13th July, 2006

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

Dear Sirs,

Sub: Free Float Shareholding Pattern for the quarter ended 30th June 2006

We submit herewith Free Float Shareholding Pattern of the Company for the quarter ended 30th June 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Category Code	Category	No.of Shares Held	% of Shareholding
	Name of the Company : RELIANCE ENERGY VENTURES LIMITED		
	Scrip Code: 532704	Quarter Ended	30th June, 2006
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	88 45 089	0.72
2	Indian Corporate Bodies/ Trusts/ Partnerships	49 08 44 063	40.13
3	Persons Acting in Concert (also include Suppliers/ Customers)	1 70 43 158	1.39
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**51 67 32 310**	**42.25**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here ____________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN** (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**51 67 32 310**	**42.25**

....contd

2/5

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	20 96 34 731	17.14
2	Indian Corporate Bodies/Trusts/Partnerships	4 74 83 928	3.88
3	Independent Directors & Relatives	100	0.00
4	Present Employees	70	0.00
5	Banks/Financial Institutions	20 57 367	0.17
6	Central/State Govt.	10 78 675	0.09
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 68 49 964	6.28
9	Mutual Funds	7 65 30 613	6.26
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**41 36 35 448**	**33.82**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 52 090	0.01
15	Foreign Institutional Investors (SEBI-registered)	22 02 27 545	18.01
16	Non Resident Indians (Individuals)	1 16 72 929	0.95
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**23 20 52 564**	**18.97**
C	**GDRs/ADRs/ADSs(being issued)**	6 06 43 209	4.96
	Sub Total C	**6 06 43 209**	**4.96**
D	**OTHERS (Please specify here ________________)**		
	Pending Confirmation	66891	0.01
	Sub Total D	**66891**	**0.01**
	Sub Total II	**70 63 98 112**	**57.75**
	Grand Total	**1 22 31 30 422**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**51 67 32 310**	42.25
Total Free-float	**70 63 98 112**	57.75
Grand Total	**1 22 31 30 422**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	**93 04 34 649**	76.07
Total Foreign Holding	**29 26 95 773**	23.93
Grand Total	**1 22 31 30 422**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE ENERGY VENTURES LIMITED				
	Scrip Code	532704	Quarter Ended	30th June, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	SHRI ANIL D. AMBANI	18 59 171	0.15	I-A-1
2	JAIANMOL A. AMBANI (THROUGH FATHER AND	16 69 759	0.14	I-A-1
3	JAIANSHUL A. AMBANI(THROUGH FATHER AND	100	0.00	I-A-1
4	SMT.KOKILA D. AMBANI	36 65 227	0.30	I-A-1
5	TINA A AMBANI	16 50 832	0.13	I-A-1
6	AAA GLOBAL BUSINESS ENTERPRISES PVT. LTD	1 15 29 001	0.94	I-A-2
7	ANADHA ENTERPRISE PRIVATE LIMITED	26 85 99 358	21.96	I-A-2
8	BHAVAN MERCANTILE PRIVATE LIMITED	17 90 66 259	14.64	I-A-2
9	AAA PROJECT VENTURES PRIVATE LIMITED	3 16 49 405	2.59	I-A-2
10	HANSDHWANI TRADING COMPANY PVT LTD	40	0.00	I-A-2
11	RELIANCE GENERAL INSURANCE CO LTD	50 000	0.00	I-A-3
12	SONATA INVESTMENTS LIMITED	5 00 000	0.04	I-A-3
13	RELIANCE CAPITAL LIMITED	1 64 93 158	1.35	I-A-3
	Total	**51 67 32 310**	**42.25**	

4/5

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE ENERGY VENTURES LIMITED					
	Scrip Code	532704		Quarter Ended	30th June, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	6 29 55 668	5.15	II-A-8	NIL
2	RELIANCE CAPITAL TRUSTEE CO.LTD.A/C RELIANCEEQUITY FUND	3 15 30 349	2.58	II-A-9	NIL
3	HSBC GLOBAL INVESTMENT FUNDS A/C HSBC GLOBALINVESTMENT FUNDS MAURITIUS LIMITED	1 45 17 980	1.19	II-B-15	NIL
4	MORGAN STANLEY AND CO.INTERNATIONAL LIMITED A/C MORGAN STANLEY DEAN WITTER MAURITIUS COMPANY LIMITED	4 42 49 799	3.62	II-B-15	NIL
5	QUANTUM (M) LIMITED	2 62 85 557	2.15	II-B-15	NIL
6	UBS SECURITIES ASIA LIMITED. A/C SWISS FINANCE CORPORATION (MAURITIUS) LIMITED	2 48 15 453	2.03	II-B-15	NIL
7	ABN AMRO BANK N.V. LONDON BRANCH	1 89 62 048	1.55	II-B-15	NIL
8	THE BANK OF NEW YORK	6 06 43 209	4.96	II-C	NIL
	Total	28 39 60 063	23.22		

5/5

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

July 15, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated July 15, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules [Clause 47(c)], enclosing therewith Certificate from a Practicing Company Secretary for the half year ended 30th June 2006, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

15th July, 2006

Bombay Stock Exchange Limited
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Corporate Relationship Dept.
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Fax No : 2272 2037/39/41/61/3121/3719

National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex,Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: Certificate under clause 47(c) of the Listing Agreement – half year ended 30th June 2006

Pursuant to Clause 47(c) of the Listing Agreement, we submit herewith Certificate from a Practicing Company Secretary for the half year ended 30th June 2006.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

Chandanbala R. Jain
B. Com., A.C.S., LL.B

CHANDANBALA JAIN & ASSOCIATES
Practicing Company Secretaries
A/405, Radhakrishna Gokuldham Bldg.,
Nr. Kora Kendra, S. V. Road,
Borivali (West), Mumbai 400 092.
Mobile : 9821285437
E-mail : jainchandanbala@rediffmail.com
: jainchandan13@yahoo.co.in

CERTIFICATION UNDER CLAUSE 47(C) OF THE LISTING AGREEMENT FOR THE PERIOD FROM FEBRUARY 24, 2006 TO JUNE 30, 2006

We have examined all relevant books, registers, forms, documents and papers of **RELIANCE ENERGY VENTURES LIMITED** having its Registered Office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 maintained at its Registrar and Share Transfer Agents, (Karvy Computershare Private Limited) for the purpose of issuing certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has delivered to the investors / shareholders during the period from February 24, 2006 to June 30, 2006:

1. All the share certificates after registration of transfer within one month of the date of lodgment for transfer and

2. All the share certificates issued on transmission, transposition, name deletion, dematerialisation, rematerialisation, sub-division, consolidation and change of name on the share certificates within one month of their respective dates of lodgment with the Company.

For Chandanbala Jain & Associates
Practicing Company Secretaries

Chandanbala R. Jain
Proprietor
CP No. 6400 (ACS17400)

Dated : July 14, 2006
Place : Mumbai

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

July 15, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated July 15, 2006 to the Stock Exchanges in India, where our securities are listed, enclosing therewith Secretarial Audit Report for the quarter ended 30th June 2006, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

15th July, 2006

Bombay Stock Exchange Limited
Corporate Relationship Dept
Phiroze Jeejeebhoy Towers.
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Fax No : 2272 2037/39/41/61/3121/3719

National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex,Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: Secretarial Audit Report for the quarter ended 30th June 2006

In compliance with the Circular no D&CC/FITTC/CIR-16/2002 dated 31st December 2006 issued by Securities and Exchange Board of India, we submit herewith Secretarial Audit Report for the quarter ended 30th June 2006.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 2287 1099 / 5639 1101 (3 LINES) VBH - 2287 1806 • FAX : 2285 6237
19-21, BOMBAY MUTUAL CHAMBERS, AMBALAL DOSHI MARG, MUMBAI-400 001. ✆ : 5639 1106 / 5639 1107 (DIRECT) 2262 6345
FAX : 2265 6260 • E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

MS-147/H-576/BB

The Board of Directors
Reliance Energy Ventures Limited
H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Energy Ventures Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2006**
2	ISIN	INE329H01010
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Energy Ventures Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	abhijit.banerjee@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	122 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	122 31 30 422	100.000
12	Held in dematerialised form in CDSL	5 53 31 638	04.524
13	Held in dematerialised form in NSDL	109 53 65 604	89.554

14	Physical	7 24 33 180	05.922
15	Total No. of Shares (12+13+14)	122 31 30 422	

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19	Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20	Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	62	3 385	Delay In process
	65	3 979	Delay In receipt of Physical DRF & Share Certificates from DP
	20	1 418	Rejected since Physical DRF & Share Certifictes not received from the DP within 30 days
Total	**147**	**8 782**	
Pending for more than 21 days	0	0	
Total	0	0	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri Abhijit Banerjee Tel No.: 022 - 3038 6010 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 701, Raheja Centre 214, Nariman Point Mumbai - 400 021 Tel.: 022 30212800 - 801 Fax.: 022 22814834
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 10th July 2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

July 15, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated July 13, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 35), enclosing therewith shareholding pattern of the Company for the quarter ended 30th June 2006, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Phone: 022-3038 6286 Fax: 022- 3037 6622, Website: www.revl.in

13th July, 2006

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: Shareholding Pattern for the quarter ended 30th June 2006

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th June 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl : As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY VENTURES LIMITED

Scrip Code : 532704 | Quarter ended: 30th June 2006

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.76	0.72
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	27	507887221	507865192	43.69	41.52
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**38**	**516732310**	**516710181**	**44.45**	**42.25**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**38**	**516732310**	**516710181**	**44.45**	**42.25**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	209	76530613	76037047	6.58	6.26
(b)	Financial Institutions/Banks	424	2057367	1928337	0.18	0.17
(c)	Central Government/State Governments	59	1078675	56256	0.09	0.09
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	21	76849964	76838770	6.61	6.28
(f)	Foreign Institutional Investors	406	220227545	220101446	18.94	18.01
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1119**	**376744164**	**374961856**	**32.41**	**30.80**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7641	47483928	44882541	4.08	3.88
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1948579	182649875	122137724	15.71	14.93
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	752	26985026	24572307	2.32	2.21
(c)	Any Other (Specify)					
1	NRIs/OCBs	16563	11825019	6799174	1.02	0.97
2	Pending Confirmation	0	66891	0	0.01	0.01
	Sub -Total (B)(2)	**1973535**	**269010739**	**198391746**	**23.14**	**21.99**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1974654**	**645754903**	**573353602**	**55.55**	**52.80**
	TOTAL (A) +(B)	**1974692**	**1162487213**	**1090063783**	**100.00**	**95.04**
(C)	**Shares held by Custodians and against which Depository Receipts are in the process of being issued**	3	60643209	60633459	0.00	4.96
	GRAND TOTAL (A)+(B)+(C)	1974695	1223130422	1150697242	100.00	100.00

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA GLOBAL BUSINESS ENTERPRISES PVT. LTD.	1 15 29 001	0.94
2	ANADHA ENTERPRISE PRIVATE LIMITED	26 85 99 358	21.96
3	BHAVAN MERCANTILE PRIVATE LIMITED	17 90 66 259	14.64
4	SHRI ANIL D. AMBANI	18 59 171	0.15
5	JAIANMOL A. AMBANI (THROUGH FATHER AND NATURAL GUARDIAN SHRI ANIL D.AMBANI)	16 69 759	0.14
6	JAIANSHUL A. AMBANI (THROUGH FATHER AND NATURAL GUARDIAN SHRI ANIL D.AMBANI)	100	0.00
7	SMT.KOKILA D. AMBANI	36 65 227	0.30
8	TINA A AMBANI	16 50 832	0.13
9	AAA PROJECT VENTURES PRIVATE LIMITED	3 16 49 405	2.59
10	HANSDHWANI TRADING COMPANY PVT LTD	40	0.00
11	RELIANCE CAPITAL LIMITED	1 64 93 158	1.35
12	SONATA INVESTMENTS LIMITED	5 00 000	0.04
13	RELIANCE GENERAL INSURANCE CO LTD	50 000	0.00
	TOTAL	**51 67 32 310**	**42.25**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	62955668	5.15
2	THE BANK OF NEW YORK	60643209	4.96
3	MORGAN STANLEY AND CO.INTERNATIONAL LIMITED A/C MORGAN STANLEY DEAN WITTER MAURITIUS COMPANY LIMITED	44249799	3.62
4	RELIANCE CAPITAL TRUSTEE CO.LTD.A/C RELIANCEEQUITY FUND	31530349	2.58
5	QUANTUM (M) LIMITED	26285557	2.15
6	UBS SECURITIES ASIA LIMITED. A/C SWISS FINANCE CORPORATION (MAURITIUS) LIMITED	24815453	2.03
7	ABN AMRO BANK N.V. LONDON BRANCH	18962048	1.55
8	HSBC GLOBALINVESTMENT FUNDS MAURITIUS LIMITED	14517980	1.19
	TOTAL	**283960063**	**23.22**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlyir outstanding DRs
1	GDR(being issued)		606
	TOTAL		606

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR(being issued)		60643209	4.96
	TOTAL		**60643209**	**4.96**

6/7

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Note : GDRs' are in the process of being issued			

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

July 17, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission,
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated July 17, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 16 and 36), being intimations inter alia regarding the following, a copy whereof is enclosed for information and records:

a. filing of the orders dated 23rd June 2006 of High Court of Judicature at Bombay sanctioning the Scheme of Amalgamation and Arrangement between Reliance Energy Ventures Limited (the "Transferor Company" or "REVL"), Reliance Energy Limited (the "Transferee Company" or "REL") and their respective Shareholders and Creditors ("Scheme") with the Registrar of Companies, Maharashtra, Mumbai, and thus the Scheme becoming effective on 17th July 2006.

b.issue and allotment of fully paid up Equity Shares of Rs.10 (Rupees ten) each, by REL in the ratio of 7.5 (seven and half) Equity Shares of REL for every 100 (One Hundred) equity shares of the face value of Rs.10 (Rupees ten) each held by the shareholders in REVL.

c. intimation regarding closure of **the Register of Members (equity shareholders) and transfer book of REVL from Tuesday, the 1st August, 2006 to Saturday, the 5th August, 2006 (both days inclusive)** for the purpose of determining the persons who will be entitled to the Equity Shares to be issued and allotted by REL in the aforesaid ratio, in terms of the Scheme.

d. cessation of listing of REVL shares on and from the close of the above period of Book Closure, and consequent cancellation thereof pursuant to the dissolution without winding up of REVL in accordance with the Scheme

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Ventures Limited
Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

17th July, 2006

Shri S.Subramaniam
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No : 2272 3121

BSE Scrip Code: 532704

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No : 2659 8237 / 38

NSE Symbol: RENVL

Dear Sir,

Sub: **Amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited**

With reference to your letter No. **DCS/SMG/HKK/2006/532704** dated **14th March, 2006(letter of BSE)** and letter no **NSE/LIST/20969-R** dated **16th March, 2006(letter of NSE)** granting your approval under Clause 24(f) of the Listing Agreement (copy enclosed for your ready reference - Annexure **"A"**), we wish to inform you that:

1. The High Court of Judicature at Bombay vide its order dated 23rd June 2006 sanctioned the Scheme of Amalgamation and Arrangement between Reliance Energy Ventures Limited (the "Transferor Company"), Reliance Energy Limited (the "Transferee Company") and their respective Shareholders and Creditors ("Scheme").

2. Upon filing of the said orders with the Registrar of Companies, Maharashtra, Mumbai, the Scheme has become effective on 17th July 2006.

3. Authenticated copies of the Order of the High Court along with the forms filed with the office of ROC are enclosed for your kind perusal and records (Annexures **"B"** and **"C"**).

4. In accordance with the Scheme, Reliance Energy Limited (REL) is required to issue and allot its fully paid up Equity Shares of Rs.10 (Rupees ten) each, in the ratio of 7.5 (seven and half) Equity Shares of REL for every 100 (One Hundred) equity shares of the face value of Rs.10 (Rupees ten) each held by the shareholders in Reliance Energy Ventures Limited (REVL).

5. In terms of Clause 16 of the Listing Agreement, **the Register of Members (equity shareholders) and transfer book of REVL will be closed from <u>Tuesday, the</u> 1st August, 2006 to <u>Saturday, the</u> 5th August, 2006 (both days inclusive)** for the purpose of determining the persons who will be entitled to the Equity Shares to be issued and allotted by REL in the aforesaid ratio, in terms of the Scheme.

6. The Equity Shares so allotted, shall be entitled for full dividend, if any, declared by REL for the financial year 2006-2007.

7. The equity share certificates of REVL will not be called back for exchange with REL's share certificates and the equity share certificates issued by REVL will cease to be tradeable or negotiable on and from the commencement of the said book closure or such other earlier date as may be fixed by the Stock Exchange in this regard.

8. On and from the close of the above period of Book Closure, shares of REVL shall cease to be listed and shall automatically stand cancelled pursuant to the dissolution without winding up of REVL in accordance with the Scheme.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,

For Reliance Energy Ventures Limited

Abhijit Banerjee

Dy. Company Secretary

Encl : As above

c.c. : National Securities Depository Ltd.,
Central Depository Services (India) Ltd.,

Bombay Stock Exchange Limited
BSE
The edge is efficiency

Corporate Services

DCS/SMG/HKK/2006/532704

March 14, 2006

The Company Secretary,
Reliance Energy Ventures Limited,
'H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai - 400 710

Dear Sir,

Sub: Application under Clause 24(f) of the Listing Agreement to the proposed scheme of amalgamation of your company with Reliance Energy Limited.

We acknowledge receipt of your letter dated February 27, 2006, forwarding the proposed scheme of amalgamation of your company with Reliance Energy Limited and confirmation given by the Company stating that the scheme does not in any way violate or override or circumscribe the provisions of the SEBI Act, 1992, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996, the Companies Act, 1956, the rules, regulations and guidelines made under these Acts, and the provisions of the Listing agreement or the requirements of Bombay Stock Exchange Limited (BSE).

Accordingly, we hereby convey to you the Exchange's 'No-objection' with limited reference to those matters having bearing on listing/ delisting/ continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

However, the Exchange reserves its right to withdraw its No-objection approval at any later stage if the information submitted to the Exchange is found to be incomplete / incorrect / misleading / false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities etc.

Yours faithfully,

(S. Miranda)
Asst. General Manager
Dept. of Corporate Services

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

Regd. Office : "EXCHANGE PLAZA", BANDRA - KURLA COMPLEX, BANDRA (E), MUMBAI - 400 051. INDIA

Ref: NSE/LIST/20969-R

March 16, 2006

The Company Secretary,
Reliance Energy Venture Limited
'H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai – 400 710

Dear Sir,

Sub.: Application under clause 24(f) of the Listing Agreement

We are in receipt of your letter enclosing the draft Scheme of Amalgamation and Arrangement of Reliance Energy Ventures Limited with Reliance Energy Limited.

We have perused the draft Scheme of Amalgamation and Arrangement the related documents / details submitted by you including the confirmation of the Company Secretary that the scheme so submitted does not in any way violate, over-ride or circumscribe the provisions of Securities Laws or the Stock Exchange requirements.

Accordingly, we do hereby convey to you our 'no-objection' with limited reference to those matters having a bearing on listing / delisting / continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

Yours faithfully,
For National Stock Exchange of India Limited

Hari K
Asst Vice President

TEL : 91-22-2659 8100 / 5641 8100 • FAX : 91-22-2659 8237/38
e-mail : cmlist@nse.co.in . web site : www.nseindia.com

FORM 21

Notice of the court or the company law board order

[Pursuant to section 17(1), 17(5), 79, 81(2), 81(4), 94A(2), 102(1), 107(3), 111(5), 141, 155, 167, 186, 391(2), 394(1), 397, 398, 445 and 481 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L64200MH2000PLC127523 [Pre - Fill]

(b) Global location number (GLN) of company:

2(a). Name of the company: RELIANCE ENERGY VENTURES LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
'H' BLOCK., 1ST FL.,DHIRUBHAI AMBANI KNOWLEDGE
'CITY
NEW MUMBAI
Maharashtra
INDIA
400710

3.(a) * Name of the court or company law board: HIGH COURT

(b) * Location: MUMBAI

4. *Date of passing the order: 23/06/2006 (DD/MM/YYYY)

5. *Date of issue of certified copy of order: 12/07/2006 (DD/MM/YYYY)

6.(a) *Section(s) of the Companies Act under which order passed: Others

(b) If others, mention: 391 - 394

Attachments

1.* Copy of court order or company law board order [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated * 03/07/2006 (DD/MM/YYYY) to sign and submit this form.

For Reliance Energy Ventures Limited

To be digitally signed by

Managing director or director or manager or company secretary (in case of an Indian company) or authorised representative (in case of a foreign company)

ABHIJIT BANERJEE
DY. COMPANY SECRETARY

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For office use only:

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IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO.337 OF 2006

Reliance Energy Ventures Ltd. .. Petitioner

WITH

COMPANY PETITION NO.338 OF 2006

Reliance Energy Ltd. .. Petitioner

Mr.I.C.Chagla, Senior Advocate with
Mr.V.V.Tulzapurkar, Senior Advocate i/b.Rajesh
Shah and Co. for petitioners
Mr.C.J.Joy i/b. Dr.Kaushik for R.D.
Mr.S.C.Gupta, O.L.

CORAM : S.C.DHARMADHIKARI, J.

DATE : 23rd June 2006

P.C.

These petitions seek sanction of this Court to the scheme of amalgamation and the only change with these petitions and the C.P.324 of

2006 in which an order is passed just now is that both, the transferor company and transferee companies are before this Court. The transferee company is M/s.Reliance Energy Ltd. and the transferor company is Reliance Energy Ventures Ltd.

2. Mr.Chagla, learned Senior Counsel appearing for petitioner states that the scheme is identical with that of the C.P.324 of 2006 except the share ratio and here also compliance with all the provisions is made. The meeting was convened and the report of Chairman is filed which shows that the scheme has been approved by the requisite majority.

3. Report of the R.D. as also the O.L. are in identical terms. Consequently, for the reasons set out in the comoany petition No.324 of 2006 these petitions also deserve to succeed. Accordingly, Company Petition No.337 of 2006 is made absolute in terms of prayer clauses (a) to

HIGH COURT, BOMBAY

033717

(n) and Company Petition No.338 of 2006 is made absolute in terms of prayer clauses (a) to (m).

4. Cost of R.D. and O.L. quantified at Rs.2500/- each to be paid.

5. All concerned including ROC and others to act on an ordinary copy of this order and the scheme annexed, authenticated by Company Registrar of this Court.

6. Filing of drawn up order is dispensed with.

(S.C.Dharmadhikari, J)

TRUE-COPY

M. C. NARVEKAR

TRUE COPY

Section Officer

High Court, Appellate Side

Bombay.

SCHEME OF AMALGAMATION AND ARRANGEMENT

OF

RELIANCE ENERGY VENTURES LIMITED	...	THE TRANSFEROR COMPANY
	with	
RELIANCE ENERGY LIMITED	...	THE TRANSFEREE COMPANY

and

Their Respective Shareholders and Creditors

This Scheme of Amalgamation and Arrangement provides for the amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited, pursuant to Sections 391 to 394 read with Sections 100 to 103 and other relevant provisions of the Companies Act, 1956.

1. The Scheme is divided into following parts:

   (a) Part 1 deals with the Definitions and Share Capital

   (b) Part 2 deals with the Amalgamation of Reliance Energy Ventures Limited with Reliance Energy Limited.

   (c) Part 3 deals with the Reorganisation of Capital and Accounting Treatment

   (d) Part 4 deals with the General Terms and Conditions that will be applicable to Part 2 and Part 3 of the Scheme.

2. This Scheme also provides for various other matters consequential or otherwise integrally connected herewith.

PART 1

DEFINITIONS

3. **DEFINITIONS**

In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

4. SHARE CAPITAL

4.1. Transferor Company

The Share Capital of the Transferor Company as on December 31, 2005 was as under:

	Amount Rs. in Crores
Authorised	
125,00,00,000 Equity Shares of Rs 10 each	1250.00
TOTAL	**1250.00**
Issued, Subscribed & Paid-up	
50,000 Equity Shares of Rs 10 each fully paid up	0.05
TOTAL	**0.05**
Shares Pending Allotment	
122,31,30,422 Equity Shares of Rs 10 each	1223.13
TOTAL	**1223.13**

Subsequently, the Transferor Company has allotted 122,31,30,422 Equity Shares of Rs 10 each fully paid up to the shareholders of Reliance Industries Limited and existing 50,000 Equity Shares of Rs. 10 each fully paid have been cancelled.

The Equity Shares of the Transferor Company are listed on Bombay Stock Exchange Limited and The National Stock Exchange of India Limited.

4.2. Transferee Company

The Share Capital of the Transferee Company as on March 31, 2005 was as under:

	Amount Rs In Crores
Authorised	
25,00,00,000 Equity Shares of Rs. 10 each	250.00
80,00,000 Equity Shares of Rs. 10 each with differential rights	8.00
1,55,00,00,000 Cumulative Redeemable Preference Shares of Rs. 10 each	1550.00
4,20,00,000 Unclassified shares of Rs. 10 each	42.00
TOTAL	1850.00

Company, the Transferor Company shall be amalgamated into and form part of the Transferee Company.

7. **TRANSFER OF UNDERTAKING**

7.1. The entire business and undertakings of Transferor Company including all its assets and properties of whatsoever nature shall be transferred to the Transferee Company so as to become the business, assets and properties of the Transferee Company as a part of the amalgamation as under:.

7.1.1. The immovable properties, shall be transferred to the Transferee Company by a duly stamped deed of conveyance after the Scheme is sanctioned by the High Court of Judicature at Bombay but before the Effective Date however not later than 7 days from the date on which the Scheme is sanctioned by the High Courts.

7.1.2. The movable assets of the Transferor Company and the assets (other than the shares of the Transferee Company for which separate provision is made in Clause 7.2 below), which are otherwise capable of transfer by physical delivery or endorsement and delivery, including cash on hand, shall be so transferred to the Transferee Company and be physically handed over or be deemed to have been physically handed over by physical delivery or by endorsement and delivery, as the case may be, to the Transferee Company to the end and intent that the property and benefit therein passes to the Transferee Company. Such delivery and transfer shall be made on a date mutually agreed upon between the respective Boards of Directors of the Transferor Company and the Transferee Company being a Date after the sanction of the Scheme by the High Court of Judicature at Bombay but before the Effective Date however not later than 7 days from the date on which the Scheme is sanctioned by the High Courts. Particularly, the Investments if any, held by the Transferor Company in physical certificate form will be transferred by duly executed transfer deeds. The Investments held in dematerialised form will be transferred to the Transferee Company by issuing appropriate delivery instructions to the depository participant with which the Transferor Company has an account.

Transferee Company on the same terms and conditions as were applicable to the Transferor Company.

8. CONDUCT OF BUSINESS

8.1. With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and upto and including the Effective Date:

(a) The Transferor Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking save and except in each case in the following circumstances:

i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court of Judicature at Bombay; or

ii. if the same is expressly permitted by this Scheme; or

iii. if written consent of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the Undertaking save and except in each case in the following circumstances:

Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company shall, at any time prior to the Effective Date, wherever necessary, enter into, and/or issue and/or execute deeds, writings, confirmations, any tripartite arrangements or novations to which the Transferor Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

10.2. The Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Company to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Company.

11. STAFF, WORKMEN & EMPLOYEES

Upon the coming into effect of this Scheme:

11.1. All the employees of the Transferor Company in service on the Effective Date, shall become the employees of the Transferee Company on such date without any break or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the Transferor Company as on the said date. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies, and shall not be entitled to avail of any schemes and benefits that are applicable and available to any of the employees of the Transferee Company,

deemed to have been automatically cancelled and be of no effect on and from the Record Date. The equity shares to be issued by the Transferee Company pursuant to Clause 12.1 above shall be issued in dematerialized form by the Transferee Company, unless otherwise notified in writing by the shareholders of the Transferor Company to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferor Company or a committee thereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the equity shares shall be issued to such members in dematerialised form provided that the members of the Transferee Company shall be required to have an account with a depository participant and shall be required to provide details thereof and such other confirmations as may be required. In the event that the Transferee Company has received notice from any member that equity shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her /its account with a depository participant or other confirmations as may be required or if the details furnished by any member do not permit electronic credit of the shares of the Transferee Company, then the Transferee Company shall issue equity shares in physical form to such member or members.

12.3. In the event of there being any pending share transfers with respect to any application lodged for transfer by any shareholder of the Transferor Company, the Board of Directors or any committee thereof of the Transferor Company if in existence, or failing which the Board of Directors or any committee thereof of the Transferee Company shall be empowered in appropriate cases, even subsequent to the Record Date to effectuate such a transfer in the Transferor Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or the transferee of the share(s) in the Transferee Company and in relation to the new shares after the Scheme becomes effective.

12.4. No certificate(s) shall be issued in respect of fractional entitlements, if any, by the Transferee Company, to which the Members may be entitled on issue and allotment of shares of the Transferee Company as aforesaid in Clause 12.1 The Board of Directors of the Transferee Company shall, instead consolidate all such fractional entitlements and thereupon issue and allot equity shares in lieu thereof to a director or an officer of the

(b) Pursuant to provisions of Clause 12.1 above, the Transferee Company shall issue to Bank of New York, Equity Shares of the Transferee Company against the extinguishment of the Equity Shareholding in the Transferor Company in the Transferor Company, if any, in accordance with the relevant Share Exchange Ratio. Subject to Clause (c) below, the Bank of New York shall hold such shares of the Transferee Company on behalf of the said holders of GDRs.

(c) The Transferee Company may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, In consultation with the Bank of New York as Depository for the holders of RIL GDRs by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Transferee Company) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Transferee Company, to the holders of RIL GDRs. Subject to sub-clause (d) below, if the Transferee Company has not had such GDRs issued as aforesaid, the Bank of New York as the Depository for RIL GDRs shall, in consultation with the Transferee Company, sell the shares of the Transferee Company in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(d) Notwithstanding anything contained in sub-clause (c) of Clause 13.1 above, any holder of RIL GDRs may at anytime after the Record Date, but prior to the issuance of GDRs by the Transferee Company, instruct the Depository to transfer the underlying shares of the Transferee Company to such RIL GDR holders. In such case, the Transferee Company shall obtain such permissions as may be necessary.

(e) The holders of GDRs of RIL who wish to directly receive shares of the Transferee Company may surrender the GDRs of RIL held by them before the Record Date in exchange for shares of the Transferor Company. Such GDR holders holding shares of the Transferor Company on the Record Date shall then be entitled to receive shares of the Transferee Company in accordance with the Share Exchange Ratio under Clause 12.1 above.

capital or payment to any shareholder of any paid up share capital and the order of the High Court of Judicature at Bombay sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction.

(b) All the assets (other than shares of Transferee Company which would be cancelled pursuant to sub-clause 7.2 hereof) recorded in the books of Transferor Company shall be recorded by the Transferee Company at their respective book value as appearing in the books of the Transferor Company. All the liabilities recorded in the books of Transferor Company shall upon becoming the liabilities of the Transferee Company be recorded by the Transferee Company at their respective book values as appearing in the books of the Transferor Company.

(c) Inter-company balances if any, will stand cancelled

(d) The excess or shortfall of the Net Assets Value transferred to the Transferee Company would be credited to the 'General Reserve Account' or Goodwill or as the case may be.

Explanation:

"**Net Assets Value**" shall be computed as the value of the Assets transferred to the Transferee Company less the value of the liabilities becoming liability of the Transferee Company and the difference if positive shall be considered to be an "excess" and if negative shall be considered to be a "shortfall".

(e) If considered appropriate for the purpose of application of uniform accounting methods and policies between the Transferor Company and the Transferee Company, the Transferee Company may make suitable adjustments and reflect the effect thereof in the General Reserve of the Transferee Company.

PART 4

GENERAL TERMS AND CONDITIONS

15. DIVIDENDS, PROFITS, BONUS/ RIGHTS SHARES

15.1. With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and upto and including the Effective Date, the Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or

other applicable provisions of the Act to the High Court of Judicature at Bombay for sanctioning of this Scheme under the provisions of law, and obtain all approvals as may be required under law.

18. MODIFICATION / AMENDMENT TO THE SCHEME

18.1 The Transferor Company and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Boards of Directors or a committee or committees of the concerned Board or any Director authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "Delegates") of the Transferor Company and the Transferee Company deem fit, or which the High Court of Judicature at Bombay or any other authorities under law may deem fit to approve of or impose and which the Transferor Company and the Transferee Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise for carrying out this Scheme and to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing this Scheme into effect. (In the event that any of the conditions may be imposed by the Courts or other authorities which the Transferor Company or the Transferee Company may find unacceptable for any reason, then the Transferor Company and the Transferee Company are at liberty to withdraw the Scheme). The aforesaid powers of the Transferor Company and the Transferee Company may be exercised by the Delegates of the respective Companies. In particular and without prejudice to the generality of the foregoing the modifications and amendments referred to in this sub-clause may include modifications and amendments relating to the mode by which the business undertaking assets and properties of the Transferor Company are transferred to the Transferee Company.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegate of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be

21. Costs

The Order of the High Courts u/s 391-394 of the Act not being a conveyance as understood under the Bombay Stamp Act, 1958, stamp duty would only be payable on the conveyance referred to in Clause 7.1.1 of this Scheme, which stamp duty shall be payable by the Transferor Company. All other costs, charges and expenses, including any taxes and duties of the Transferor Company and Transferee Company respectively in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

TRUE-COPY

Certified to be
TRUE COPY
For RAJESH [illegible] & CO.

Advocates [illegible]

IN THE HIGH COURT OF JUDICATURE AT

BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO. 337 OF 2006

CONNECTED WITH

COMPANY APPLICATION NO. 428 OF 2006

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of the Scheme of Amalgamation and Arrangement of Reliance Energy Ventures Limited with Reliance Energy Limited and their respective shareholders and creditors.

RELIANCE ENERGY VENTURES LIMITED - .... Petitioner Company

Authenticated copy of the Minutes of the Order dated 23rd June, 2006 along with Scheme.

Dated this day of June, 2006.

M/S RAJESH SHAH & CO

Advocates for the Petitioner Company

16, Oriental Building,

30, Nagindas Master Road,

Flora Fountain, Mumbai -400 001

Applied on 30/6/2006

Engrossed

Sent

Fol:

Ex.

Co..

Ready on 11/07/2006

Delivered on 12-7-06